SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

BRIGHAM EXPLORATION COMPANY
(Name of Subject Company)

BRIGHAM EXPLORATION COMPANY
(Names of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

109178103
(CUSIP Number of Class of Securities)

Kari A. Potts
General Counsel and Corporate Secretary
Brigham Exploration Company
6300 Bridge Point Parkway, Building 2, Suite 500
Austin, Texas 78730
(512) 427-3300
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Joe Dannenmaier
Amy Curtis
Kenn Webb
Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, TX 75201-2533

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company is Brigham Exploration Company, a Delaware corporation (“Brigham” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we,” and “our” to refer to the Company. The address of the Company’s principal executive office is 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730. The telephone number of the Company’s principal executive office is (512) 427-3300.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”). As of the close of business on October 14, 2011, there were 117,314,532 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The Company is the subject company and the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 under the heading “Name and Address.” The Company’s website address is http://www.bexp3d.com. The Company’s website and the information on or connected to the Company’s website are not a part of this Schedule 14D-9, are not incorporated by reference herein and should not be considered a part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Fargo Acquisition Inc., a Delaware corporation (“Purchaser”), which is an indirect wholly owned subsidiary of Statoil ASA, a public limited liability company organized under the laws of the Kingdom of Norway (“Parent”), to purchase all of the shares of Common Stock (the “Shares”) that are issued and outstanding, at a price of $36.50 per Share, net to the stockholder in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 28, 2011. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 17, 2011, by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement also provides, among other things, that following the consummation of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares then owned by Parent, Purchaser, the Company or any of their respective direct or indirect wholly owned subsidiaries, and Shares that are held by any stockholders of the Company who properly demand appraisal in connection with the Merger under the General Corporation Law of the State of Delaware (the “DGCL”)) will cease to be issued and outstanding, will be cancelled and will be converted into the right to receive the Merger consideration (the “Merger Consideration”), which is equal to the Offer Price, without interest, less any applicable withholding taxes. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or delay in making payment for Shares.

The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of November, 30, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement, SEC rules or applicable law (such date, or the latest time and date at which the Offer, as so extended, will expire, the “Expiration Date”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

Parent has formed Purchaser solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. The Offer to Purchase states that the principal executive offices of Parent and Purchaser are Forusbeen 50, N-4035, Stavanger, Norway, and the business telephone number for Parent and Purchaser is 011-47-5199-0000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, including the Information Statement (the “Information Statement”) attached as Exhibit (a)(1)(K) and Annex A to this Schedule 14D-9 and incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no present or proposed material agreements, arrangements or understandings or relationships or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right to designate persons to serve on the Company’s board of directors (the “Board” or the “Board of Directors”) representing at least a majority of the Board after Purchaser acquires pursuant to the Offer a number of Shares that, together with any Shares already owned by Parent and Purchaser, represents a majority of the Shares on a fully diluted basis.

Arrangements between the Company and Parent and Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated in this Schedule 14D-9 by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. Factual disclosures about the Company, Parent and Purchaser, or any of their respective affiliates contained in this Schedule 14D-9 or any of their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosure about the Company, Parent and Purchaser or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Parent, Purchaser and the Company were qualified and subject to important limitations agreed to by Parent, Purchaser and the Company in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters of fact. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of these representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9.

Representation on the Board

The Merger Agreement provides that, if there has been validly tendered and not withdrawn prior to the Expiration Date a number of Shares that, together with any Shares owned by Parent and Purchaser, represents at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Date (the “Minimum Condition”) and Purchaser accepts for payment and pays for the Shares tendered into the Offer, Parent will be entitled to elect or designate a number of directors, rounded up to the next whole number, to the Board that is equal to the total number of directors on the Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and its affiliates (including any such Shares as are accepted for payment and paid for pursuant to the Offer) bears to the total number of Shares issued and outstanding, and the Company will cause the directors designated by Parent to be elected or appointed to the Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors and taking any other necessary actions.

The foregoing summary concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

The Company and Statoil Texas Onshore Properties, LLC, a wholly owned subsidiary of Parent, entered into a confidentiality agreement, dated as of December 29, 2010 (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Parent agreed, among other things, to keep non-public information concerning the Company confidential, subject to certain exceptions. The Confidentiality Agreement also contains a “standstill” provision pursuant to which Parent agreed, among other things, not to acquire or agree to acquire, offer, seek or propose to acquire (or request permission to do so or make any proposal in such regards), directly or indirectly, ownership of the Company or any of its assets, or propose any business combination with the Company, unless requested to do so by the Company or following the execution by the Company of a final acquisition agreement with a third party that would result in a change of control of the Company, until the earlier of one year or the date on which a transaction involving a change of control of the Company is consummated.

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been included as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Non-Solicitation Agreement

Parent and the Company entered into a Non-Solicitation Agreement, dated June 17, 2011 (the “Non-Solicitation Agreement”), which sets forth the terms on which Parent and the Company would agree to engage in discussions regarding the potential acquisition of the Company. The Company agreed that, among other things and until the earlier to occur of (i) 5:00 p.m., Central Daylight Time on July 15, 2011, unless extended by mutual agreement of the parties, (ii) 5:00 p.m., Central Daylight Time on the business day after the Company receives written notice from Parent that it is terminating negotiations of the possible acquisition of the Company by Parent (the “Proposed Transaction”) or (iii) the date of execution of a definitive agreement with respect to the Proposed Transaction or any other transaction between Parent and the Company, the Company would not, and would use its reasonable best efforts to cause its representatives not to, initiate or solicit or knowingly encourage any inquiry, proposal or offer with any party (other than Parent) regarding, among other things, (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization or similar transaction involving the Company or its subsidiaries, (ii) any purchase or sale of 20% or more of the consolidated assets (including stock of the Company’s subsidiaries) of the Company and the Company’s subsidiaries taken as a whole (based on fair market values), or (iii) an acquisition or sale of, or tender or exchange offer for, beneficial ownership of securities representing 20% or more of the total voting power of any class of the Company’s equity securities (collectively, an “Alternative Transaction”). The Company further agreed to, and to instruct its representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion or negotiation with any third parties (other than Parent) with respect to any possible Alternative Transaction. However, if the Company received an unsolicited bona fide proposal for an Alternative Transaction from a third party that the Company’s Board determined, in good faith and after consultation with its financial advisor and outside counsel, could reasonably lead to a superior proposal, subject to certain restrictions, the Company’s Board could engage in negotiations or discussions with such third party. The Non-Solicitation Agreement terminated as of 5:00 p.m., Central Daylight Time on July 15, 2011.

This foregoing description of the Non-Solicitation Agreement is qualified in its entirety by reference to the Non-Solicitation Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Overview

In considering the recommendation of the Board set forth in Item 4 below under the heading “Recommendation of the Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, adopt the Merger Agreement. The Company’s current executive officers are Ben M. (Bud) Brigham, Chief Executive Officer, President and Chairman of the Board; Eugene B. Shepherd, Jr., Executive Vice President and Chief Financial Officer; David T. Brigham, Executive Vice President — Land and Administration; Jeffery E. Larson, Executive Vice President — Exploration; and A. Lance Langford, Executive Vice President — Operations.

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s directors and executive officers were to tender any Shares they beneficially own pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of October 17, 2011, the directors and executive officers of the Company beneficially owned, in the aggregate, 3,003,649 Shares (excluding for this purpose shares of Common Stock underlying Options but including Restricted Shares (each as defined below), which are set forth in the tables below). If the directors and executive officers were to tender all 3,003,649 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such directors and executive officers would receive an aggregate of approximately $109,633,188.50 in cash, without interest and less any withholding required by applicable tax laws. As indicated below, all of the Company’s directors and executive officers have entered into a Tender and Voting Agreement pursuant to which they have agreed to tender their Shares in the Offer and, if necessary, to vote their Shares to approve the Merger Agreement.

Effect of the Offer and the Merger Agreement on Equity Awards

Consideration for Options.  The Merger Agreement provides that each option to purchase Shares (“Option”) granted under the Company’s 1997 Incentive Plan, 1997 Director Stock Option Plan, and certain non-plan options (collectively, the “Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the time at which Purchaser accepts for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Date (the “Acceptance Time”) and that remains outstanding will be cancelled immediately prior to the Effective Time in exchange for the right to receive an amount in cash equal to the product of (x) the total number of Shares subject to such Option and (y) the excess, if any, of the Offer Price over the exercise price per Share subject to such Option (the aggregate amount of such cash payable to holders of all Options, the “Option Consideration”), less any amount required to be withheld or deducted under any provision of U.S. federal, state or local or non-U.S. tax law. Pursuant to the Merger Agreement, the Surviving Corporation will pay the holders of Options the Option Consideration at or promptly after the Effective Time. Pursuant to action taken by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) on September 13, 2011, each employee who is employed by the Company or an affiliate immediately prior to a Change in Control (which term is defined in a manner such that a Change of Control will occur at the Acceptance Time) shall, immediately prior to such Change in Control, become fully vested in all outstanding options to acquire Company common stock that were granted or issued to such employee under the Company’s 1997 Incentive Plan. This action by the Compensation Committee applies to all of the stock options held by the Company’s executive officers. Options that will vest in this manner may be exercised immediately prior to the Acceptance Time and the Shares issued upon such exercise may be tendered pursuant to the Offer.

The table below sets forth the number of outstanding vested and unvested Options held by the Company’s executive officers and directors as of October 27, 2011 and the estimated consideration that each of them would receive after the Effective Time in connection with the cancellation of, and payment for, such Options pursuant to the Merger Agreement as described above. The below table assumes continued employment through the Acceptance Time and that the Options are not exercised prior to the Effective Time.

			Unvested Options to
			be Accelerated and
	Vested Options to		Converted
	be Converted to the		to the Option
	Option Consideration		Consideration
		Weighted		Weighted
		Average		Average	Total
		Exercise		Exercise	Estimated
	Number	Price	Number	Price	Option
Name	of Shares	Per Share	of Shares	Per Share	Consideration

Directors
Ben M. Brigham	220,000	$6.37	360,000	$8.22	$16,810,300
David T. Brigham	172,000	$6.58	294,000	$8.72	$13,311,890
Harold D. Carter	56,000	$6.89	54,000	$9.23	$3,130,600
Stephen C. Hurley	56,000	$6.89	54,000	$9.23	$3,130,600
Stephen P. Reynolds	46,000	$6.45	54,000	$9.23	$2,854,900
Hobart A. Smith	56,000	$6.89	54,000	$9.23	$3,130,600
Scott W. Tinker	26,000	$4.44	60,000	$9.10	$2,477,300
Executive Officers (other than Ben M. Brigham and David T. Brigham)
Eugene B. Shepherd, Jr.	262,000	$6.36	318,000	$8.51	$16,797,000
Jeffery E. Larson	94,275	$7.90	252,825	$9.17	$9,604,610
A. Lance Langford	114,000	$7.51	287,000	$8.84	$11,104,880
All Executive Officers and Directors as a group (10 persons)	1,102,275	$6.69	1,782,825	$8.74	$82,352,680

Consideration for Restricted Shares.  The Merger Agreement provides that each award of restricted Shares (“Restricted Shares”) that vests at or before the Acceptance Time will be treated as outstanding and unrestricted Shares for all purposes of the Merger Agreement and may be tendered to Purchaser pursuant to the Offer. Immediately prior to the Effective Time, each award of Restricted Shares that has not vested prior to the Effective Time will vest and all restrictions will be removed from such Restricted Shares immediately prior to the Effective Time, and such Shares will be treated as outstanding and unrestricted Shares for all purposes of the Merger Agreement. Holders of such Shares will be entitled to receive the Merger Consideration upon consummation of the Merger. Pursuant to action taken by the Compensation Committee of the Board of Directors of the Company on September 13, 2011, each employee who is employed by the Company or an affiliate immediately prior to a Change in Control (which term is defined in a manner such that a Change of Control will occur at the Acceptance Time) shall, immediately prior to such Change in Control, become fully vested in all shares of the Company’s common stock that are subject to outstanding transfer, vesting or other restrictions that were granted or issued to such employee under the Company’s 1997 Incentive Plan. This action by the Compensation Committee applies to all of the Restricted Shares held by the Company’s executive officers.

The table below sets forth the number of outstanding unvested Restricted Shares held by the Company’s executive officers and directors as of October 27, 2011 and the sum of (a) the aggregate cash consideration each of them would receive for any of such Restricted Shares that vest at or before the Acceptance Time and are tendered for purchase pursuant to the Offer, if such Shares are accepted for purchase and purchased by Purchaser, and (b) the aggregate Merger Consideration that each of them would receive for any of such Restricted Shares that are not tendered in the Offer and are exchanged for the Merger Consideration in connection with the Merger. The table below assumes continued employment through the Acceptance Time.

		Estimated
		Consideration
		Payable in
	Number of	Respect of
	Unvested	Unvested
Name	Restricted Shares	Restricted Shares

Directors
Ben M. Brigham	54,714	$1,997,061
David T. Brigham	41,571	$1,517,342
Harold D. Carter	—	—
Stephen C. Hurley	—	—
Stephen P. Reynolds	—	—
Hobart A. Smith	—	—
Scott W. Tinker	—	—
Executive Officers (other than Ben M. Brigham and David T. Brigham)
Eugene B. Shepherd, Jr.	43,571	$1,590,342
Jeffery E. Larson	40,714	$1,486,061
A. Lance Langford	41,286	$1,506,939
All Executive Officers and Directors as a group (10 persons)	221,856	$8,077,744

Employment and Consulting Agreements

The Company entered into Employment and Consulting Agreements (each, a “Consulting Agreement”) with each of Ben M. Brigham (“Bud Brigham”), Eugene B. Shepherd, Jr., and David T. Brigham contemporaneously with the execution of the Merger Agreement. The Consulting Agreements are to be effective at the Acceptance Time.

Under Bud Brigham’s Consulting Agreement, from the Acceptance Time until the earlier of (i) 60 days after the Acceptance Time, (ii) such date that the Company notifies Bud Brigham in writing that his employment is terminated, or (iii) Bud Brigham’s death (the earlier of (i), (ii) and (iii) being referred to as the “B. Brigham Employment Termination Date”), Bud Brigham is entitled to receive (a) base salary at a rate no less than the rate in effect as of immediately prior to the Acceptance Time and (b) a 2011 bonus equivalent to 80% of Bud Brigham’s base annual salary in effect as of immediately before the Acceptance Time, prorated through the B. Brigham Employment Termination Date if such date occurs before December 31, 2011, which bonus is in lieu of any 2011 annual bonus Bud Brigham would otherwise be eligible to receive under his existing Employment Agreement with the Company effective as of May 14, 1997, as amended (his existing “Employment Agreement”). Provided that Bud Brigham has not voluntarily terminated his employment before the B. Brigham Employment Termination Date, he will also be entitled to receive a retention bonus of $650,000, less legally required withholdings, in a cash lump sum payable within three business days after the B. Brigham Employment Termination Date. This retention bonus is in addition to amounts Bud Brigham may be entitled to receive under his existing Employment Agreement. The severance benefits to which Bud Brigham is entitled under his existing Employment Agreement are described in the Information Statement attached as Exhibit (a)(1)(K) and Annex A to this Schedule 14D-9 and incorporated by reference herein. Bud Brigham’s existing Employment Agreement will terminate on the B. Brigham Employment Termination Date, except that the Company’s obligation to pay severance benefits to Bud Brigham, and Bud Brigham’s confidentiality covenants thereunder, will continue notwithstanding the termination of the agreement.

Bud Brigham’s Consulting Agreement also provides that for the 90-day period beginning on the B. Brigham Employment Termination Date (which period may be extended at the option of the Company for an additional 90 days), Bud Brigham will provide transition and consulting services to the Company. The Company and Bud Brigham anticipate that Bud Brigham will devote no more than the equivalent of eight hours per week to the provision of consulting services. Bud Brigham will be entitled to receive a consulting fee equal to $90,000 payable in three equal monthly installments for his services under the Consulting Agreement, and if the Company elects to extend the Consulting Agreement with Bud Brigham, an additional consulting fee equal to $90,000 payable in three equal monthly installments. The Company can terminate the Consulting Agreement with or without cause, and Bud Brigham can terminate the Consulting Agreement upon a material breach by the Company. Except in the case of a termination by the Company for cause, the Company must pay Bud Brigham the full amount of any unpaid portion of the applicable consulting fee within 10 days after the date of termination. Bud Brigham’s Consulting Agreement also contains confidentiality requirements as well as a covenant that Bud Brigham will not engage in certain activities in competition with the Company within certain areas for one year following the B. Brigham Employment Termination Date. This non-competition covenant supersedes the non-competition covenant in Bud Brigham’s existing Employment Agreement.

Under the Consulting Agreements entered into with Mr. Shepherd and David Brigham (each a “Consultant”), from the Acceptance Time until the earlier of (i) 60 days after the Acceptance Time, (ii) such date that the Company notifies the Consultant in writing that his employment is terminated, or (iii) the Consultant’s death (the earlier of (i), (ii) and (iii) being referred to as the “Consultant Employment Termination Date”), the Consultant is entitled to receive (a) base salary at a rate no less than the rate in effect immediately prior to the Acceptance Time and (b) a 2011 bonus equivalent to 80% of the Consultant’s “gross salary” (as that term is defined in the Company’s 2011 Performance Bonus Plan) in effect immediately before the Acceptance Time, prorated through the Consultant Employment Termination Date if such date occurs before December 31, 2011 (which bonus is in lieu of the bonus the Consultant would otherwise be eligible to receive under the Company’s 2011 Performance Bonus Plan if he remained employed by the Company at the time such bonus is paid). Provided that the Consultant has not voluntarily terminated his employment before the Consultant Employment Termination Date, he will also be entitled to receive a retention bonus in the amount of $650,000 for Mr. Shepherd and $575,000 for David Brigham, payable in a lump sum cash payment within three business days after the Consultant Employment Termination Date. This retention bonus is in addition to amounts each Consultant may be entitled to receive under his existing Change of Control Agreement with the Company (each, an existing “Change of Control Agreement”). The severance benefits to which Mr. Shepherd and David Brigham are entitled under their existing Change of Control Agreements are described in the Information Statement attached as Exhibit (a)(1)(K) and Annex A to this Schedule 14D-9 and incorporated by reference herein.

Each Consulting Agreement also provides that for the 90-day period beginning on the Consultant Employment Termination Date (which period may be extended at the option of the Company for an additional 90 days), the Consultant will provide transition and consulting services to the Company. The Company and the Consultant anticipate that the Consultant will devote no more than the equivalent of eight hours per week to the provision of consulting services. The Consultant will be entitled to receive a consulting fee equal to

$90,000 payable in three equal installments for his services under the Consulting Agreement, and if the Company elects to extend the Consulting Agreement with the Consultant, an additional consulting fee equal to $90,000 payable in three equal monthly installments. The Company can terminate the Consulting Agreement with or without cause, and the Consultant can terminate the Consulting Agreement upon a material breach by the Company. Except in the case of a termination by the Company for cause, the Company must pay the Consultant the full amount of any unpaid portion of the applicable consulting fee within 10 days after the date of termination. Each Consultant’s Consulting Agreement also contains confidentiality requirements as well as a covenant that the Consultant will not engage in certain activities in competition with the Company within certain areas for one year following the Consultant Employment Termination Date. This non-competition covenant supersedes the non-competition covenant in each Consultant’s existing Confidentiality and Non-Competition Agreement, which agreements, except as modified by the Consulting Agreements, continue in full force and effect and will survive the termination of the Consulting Agreements regardless of the reason for such termination.

See “Arrangements between Parent and Purchaser and the Company’s Executive Officers and Directors — Terms and Conditions of Continued Employment for A. Lance Langford and Jeffery E. Larson” below for a description of employment arrangements between Statoil Gulf Services LLC, an indirect wholly owned subsidiary of Parent, and two of the Company’s executive officers, A. Lance Langford and Jeffery E. Larson.

The foregoing descriptions of each of the Consulting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement, copies of which have been filed with the SEC as exhibits to this Schedule 14D-9.

Directors’ and Officers’ Indemnification, Exculpation and Insurance

Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities with other entities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company’s bylaws provide for the indemnification of the Company’s directors, officers, employees and agents to the fullest extent permitted by applicable law.

Section 102(b)(7) of the DGCL allows a corporation to eliminate in its certificate of incorporation the personal liability of its directors to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or for any transaction from which the director derived an improper personal benefit. Article Seventh of the Company’s certificate of incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL.

In addition, to complement the indemnification protection afforded under applicable law, the Company’s certificate of incorporation and bylaws and any policies of insurance which may be maintained by the Company, the Company has entered into separate indemnification agreements with each of the Company’s directors and senior executives, which provide for the indemnification of the directors and executives party thereto under certain circumstances.

Pursuant to the Merger Agreement, Parent and the Surviving Corporation agreed that they will indemnify and hold harmless and advance expenses to all current and former directors and officers of the Company or any of its subsidiaries to the fullest extent that the Company would have been permitted under applicable law, the Company certificate of incorporation and bylaws. In addition, the Merger Agreement provides that provisions regarding elimination of liability of directors, and indemnification of and advancement of expenses to directors and officers of the Company, as contained in the Company’s certificate of incorporation and bylaws as in effect as of the date of the Merger Agreement will be assumed by the Surviving Corporation at the Effective Time and will survive the Merger and remain in full force and effect in accordance with their terms. The indemnification agreements and other similar agreements with the Company’s directors and executive officers will also survive the Merger and will continue in full force and effect in accordance with their terms.

The Merger Agreement further provides that, prior to the Effective Time, the Company will, in consultation with Parent, and if the Company is unable to, Parent will, or will cause the Surviving Corporation to, obtain directors’ and officers’ liability insurance with a claims period of at least six years, and with terms, conditions and levels of coverage that are not less advantageous to the officers and directors of the Company and its subsidiaries than the Company’s existing directors’ and officers’ liability insurance, with respect to claims relating to events occurring at or before the Effective Time. However, in no event will the Surviving Corporation be required, or the Company be permitted, to spend an annual premium amount in excess of 300% of the current annual premium paid by the Company for such insurance.

Arrangements between Parent and Purchaser and the Company’s Executive Officers and Directors

Tender and Voting Agreement

In connection with the parties’ entry into the Merger Agreement, all of the directors and executive officers of the Company (the “Tendering Stockholders”) entered into a Tender and Voting Agreement (the “Tender and Voting Agreement”) with Parent and Purchaser. Pursuant to the Tender and Voting Agreement, the Tendering Stockholders have agreed, among other things, to (i) tender and not withdraw all Shares beneficially owned as of the date of the Tender and Voting Agreement or acquired after such date (collectively, the “Owned Shares”; provided, however, that Company Options beneficially owned by such Tendering Stockholders shall not be considered Owned Shares prior to their exercise, but upon their exercise shall be considered Owned Shares) to Purchaser pursuant to the Offer and (ii) vote all Owned Shares and shares of other Company voting securities (whether acquired prior to or after the date of the Tender and Voting Agreement) that are beneficially owned by such Tendering Stockholders or over which such Tendering Stockholders have, directly or indirectly, the right to vote (collectively, the “Voting Shares”) in favor of the Merger. Based on information provided by the Tendering Stockholders as of October 17, 2011, an aggregate of 3,003,649 Shares, representing approximately 2.6% of the outstanding Shares, will be tendered by the Tendering Stockholders into the Offer.

Pursuant to the Tender and Voting Agreement, each Tendering Stockholder has agreed to tender and not withdraw all of the Owned Shares owned by such Tendering Stockholder to Purchaser pursuant to the Offer as promptly as practicable and in any event no later than the 10th business day following the commencement of the Offer (or, with respect to any Owned Shares acquired after the 10th business day following the commencement of the Offer, the earlier of the Expiration Date and the third business day after acquisition of the Owned Shares). Each Tendering Stockholder has also agreed that during the term of the Tender and Voting Agreement, at any meeting of the Company’s stockholders, however called, such Tendering Stockholder will vote (or cause to be voted) all of their Voting Shares (a) in favor of adoption and approval of (i) the Merger Agreement and all the transactions contemplated thereby, including the Merger, and (ii) any other matter that is required to facilitate the consummation of the transactions contemplated by the Merger Agreement and in connection with the Merger Agreement, including the execution of any documents that are necessary or appropriate in order to effectuate the foregoing; and (b) against (i) any acquisition proposal from a third party and any agreement or arrangement related to any such acquisition proposal, (ii) any change in the present capitalization of the Company or any amendment of the Company’s certificate of incorporation or bylaws, or (iii) any other action, transaction or proposal involving the Company or any of its subsidiaries that would result in any of the conditions to the Offer not being fulfilled or satisfied. The Tender and Voting Agreement also restricts the transfer of the Tendering Stockholder’s Voting Shares. The Tender and Voting Agreement terminates upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) any reduction of the Offer Price or (d) the termination or expiration of the Offer, without the tendered and not withdrawn Shares being accepted for payment under the Merger Agreement.

The foregoing description of the Tender and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreement, which has been filed with the SEC as Exhibit (e)(3) to this Schedule 14D-9.

Employment Agreements

Terms and Conditions of Continued Employment for A. Lance Langford and Jeffery E. Larson

In connection with the execution of the Merger Agreement, Statoil Gulf Services LLC, an indirect wholly owned subsidiary of Statoil (“SGS”), entered into agreements with each of A. Lance Langford and Jeffery E. Larson (each, an “Executive” and, collectively, the “Executives”), who will serve as SGS’s Vice President, Bakken and Vice President, Operations, respectively, regarding the terms and conditions of their continued employment (the “Terms and Conditions”). The following is a summary of the material provisions of the Terms and Conditions. Other than the differences in their respective titles, the Executives’ Terms and Conditions are identical. Each Executive’s Terms and Conditions are to become effective only as of the Effective Time and will continue in effect until the Executive’s employment is terminated. The Terms and Conditions require the Executives and SGS to provide six months’ advance written notice to the other party prior to termination of the Executives’ employment for any reason other than death, unless such advance notice is waived in the sole and exclusive discretion of SGS.

Under the Terms and Conditions, the Executives will each receive an annualized base salary of $400,000 through December 31, 2012, after which time changes in the Executives’ base salaries will be determined at such times and in such manner as is consistent with SGS’s practices respecting similarly situated executives. In addition, for calendar year 2012, the Executives will each be eligible to participate in SGS’s annual variable pay plan (the “AVP”) in accordance with the terms and conditions then in effect, with a target bonus of 50% of the Executive’s annualized base salary and a maximum bonus of 100% of the Executive’s annualized base salary if the applicable performance measures are achieved. The Executives will also each be eligible to participate in SGS’s Long-Term Incentive Plan (“LTIP”) for calendar year 2012 in accordance with the terms and conditions then in effect, with target awards of 100% of their annualized base salaries and with maximum awards of 200% of their annualized base salaries, if applicable performance measures for SGS are achieved. Until the Executives become eligible to participate in SGS’s benefit plans, they will continue to participate in the benefit plans, programs and policies of Brigham in effect immediately prior to its combination with Statoil. Commencing in 2012, the Executives will be eligible to participate in each of the then-existing SGS benefit plans, programs and policies that may be provided to similarly situated executives in accordance with the provisions of such plans, programs and policies. For purposes of determining benefit eligibility, vesting and benefit entitlement under such plans and programs, the Executives will be entitled to service credit for years of service with Brigham and its affiliates, subject to certain exceptions. The Executives will also be entitled to reimbursement of reasonable business expenses and to four weeks of paid time off each calendar year beginning in 2012 in accordance with SGS’s paid time off policy for executives as may exist from time to time. Regardless of when the Effective Time occurs, each Executive will be entitled to receive the $300,000 awarded but not yet paid to him pursuant to Brigham’s 2011 Performance Bonus Plan.

The Executives will each be entitled to receive cash retention bonus payments (each, a “Retention Payment”) as follows: (1) $833,333 within 30 days of the Effective Time, (2) $833,333 within 30 days of the first anniversary of the Effective Time and (3) $833,334 within 30 days of the second anniversary of the Effective Time, for a total retention bonus of $2,500,000. However, except as described below, the Retention Payments payable to each Executive within 30 days of the first and second anniversaries of the Effective Time will be paid only if the Executive remains continuously employed by SGS through the applicable anniversary date. Each Executive will also receive a “welcome grant” of Statoil restricted stock units (“RSUs”) awarded under the Statoil Restricted Stock Unit Plan (the “RSU Plan”), with a fair market value on the date of grant equal to $1,000,000. Each Executive’s RSUs will vest in full on the third anniversary of the date of grant, provided that, except as described below, the Executive is still employed by SGS on such vesting date. To the extent vested, the RSUs will be settled in cash based on the value of Statoil’s American Depositary Shares (at the time of vesting) and the terms and conditions of the RSU Plan and the applicable award agreements.

The Terms and Conditions provide that if either Executive’s employment is terminated by the Executive for Good Reason (as defined in the Terms and Conditions) or by SGS for any reason other than the Executive’s death or disability or for Cause (as defined in the Terms and Conditions), then, subject to the Executive’s execution and non-revocation of a general release within 30 days following such termination, the Executive will be entitled to receive the following benefits: (i) a lump sum cash payment in an amount equal to a prorated portion of any Retention Payments not previously paid to the Executive, (ii) accelerated vesting of a prorated portion of the Executive’s annual variable pay award under the AVP for the calendar year in which the Executive’s termination occurs, (iii) accelerated vesting and payment (within 60 days of the Executive’s termination) of a prorated portion of (A) any outstanding LTIP awards (based upon target performance) and (B) any outstanding RSUs (based upon value at vesting), (iv) provided that the Executive is not eligible to receive a cash severance payment under his existing Change of Control Agreement with Brigham, severance payments in an aggregate amount equal to the applicable “severance multiple” (as defined below) multiplied by the Executive’s annualized base salary at the time of his termination, paid in 36 equal installments within 30 days of each of the 36 bi-monthly pay periods following the pay period that is at least 30 days after the Executive’s termination, which payments may be reduced if Executive violates the non-competition covenant contained in the Terms and Conditions, and (v) provided that the Executive is not eligible for health continuation coverage under his Change of Control Agreement with Brigham at the time of his termination, a lump sum cash payment (the “COBRA Payment”), payable within 30 days after the expiration of the 30-day period following the Executive’s termination, equal to (A) 24 times the difference between the applicable monthly COBRA premium under SGS’s employee group health plan for the Executive, his spouse, and his eligible dependents (as applicable), and the monthly amount that similarly situated employees of SGS pay for similar coverage, plus (B) a tax “gross-up” payment in amount sufficient such that the economic benefit is the same to the Executive as if the COBRA Payment were provided to the Executive on a non-taxable basis. For purposes of the severance payments described above, the “severance multiple” is equal to 1.5, unless SGS waives the requirement to provide six months’ advance written notice of termination, in which case the “severance multiple” is equal to two. The Terms and Conditions provide that if the Executive’s employment is terminated for any reason other than those described above, the Executive will be entitled to receive any accrued and unpaid base salary as of the date of termination and any other amounts or benefits that may thereafter be due or payable to the Executive pursuant to the terms of SGS’s benefit plans, programs, and policies, but SGS will not be obligated to pay any additional compensation or benefits as a result of the termination of the Executive’s employment.

The Terms and Conditions also contain certain restrictive covenants, including provisions that prohibit, with certain limitations, the Executives from competing with SGS and its affiliates, soliciting any of SGS’s or its affiliates’ customers, or soliciting or hiring any of SGS’s or its affiliates’ employees or inducing them to terminate their employment with SGS and its affiliates. These restrictions will generally apply during the term of each Executive’s employment with SGS and any of its affiliates and for one year following the termination of such employment. In addition, under the Terms and Conditions, the Executives will be bound by an obligation of confidentiality and non-disparagement for an indefinite duration with respect to SGS and its affiliates.

The foregoing description of the Terms and Conditions does not purport to be complete and is qualified in its entirety by reference to the Terms and Conditions, copies of which are filed with the SEC as exhibits to this Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

Recommendation of the Board

After careful consideration by the Board, including a review of the terms and conditions of the Merger Agreement, including the Offer and the Merger, in consultation with the Company’s financial and legal advisors, at a meeting of the Board held on October 16, 2011, the Board has unanimously: (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger

Agreement, including the Offer and the Merger, and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and if, applicable, approve and adopt the Merger Agreement and the Merger.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

A press release by the Company, dated October 17, 2011, announcing the Offer and the Merger, is included as Exhibit (a)(1)(G) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Board’s Recommendation

Certain of the references to Parent in the following discussion may be references to Parent, Purchaser or other entities that are affiliates of the Parent.

Background of the Offer

In the summer of 2008, when the price of oil peaked at approximately $145 per barrel and the Company’s stock price reached a then all-time high of $18.29, the Company received an inquiry regarding a potential acquisition. In consultation with the investment banking firm Jefferies & Company, Inc. (“Jefferies”), the Company engaged in serious discussions with the inquiring energy company, as well as with several other potential acquirers. When oil prices fell precipitously in the autumn of 2008, all discussions with prospective acquirers were tabled. After discussions with potential acquirers ended, the Company focused on internally growing its business and evaluated funding alternatives to do so. In March 2009, the Company’s stock price had declined to $1.04 per share, which was the lowest point of the year. In a series of public equity offerings, beginning with a common stock offering in May 2009 at $2.75 per share, and Rule 144A debt offerings, the Company successfully raised capital to fund a growing capital expenditure program.

On December 10, 2010, a little more than two years after the Company’s prior serious attempt to sell the Company in a high commodity price environment and with the Company’s stock closing at $26.84, representatives of Jefferies attended a regular meeting of the Board by invitation to discuss Jefferies’ working on the Company’s behalf to approach select large domestic and international energy companies to gauge their level of interest in acquiring the Company. The Board referred internally to this process as the “Lone Star initiative.” Jefferies presented two lists of companies to potentially approach, a first tier of nine large domestic and international companies and a second tier of seven large domestic and international companies. Jefferies explained its reasons for suggesting each of the companies in the first tier and its reasons for including the remaining companies in the second tier. Jefferies explained that the best approach to maximize value would be for it to contact the suggested first tier companies in order to qualify their level of interest and to explain that it would take a significant premium to the Company’s share price to get a transaction done with the Company. The Board authorized Jefferies to contact ten of the suggested companies to determine their level of interest, the ten companies being all of the companies that Jefferies, senior management and the Board then believed to be reasonably viable prospective purchasers. The Company engaged Thompson & Knight LLP, its outside counsel, to work with the Company on the Lone Star initiative.

During the remainder of December, Jefferies contacted the ten prospective acquirers, including Parent. Parent indicated an interest in discussing a possible acquisition of the Company, and on December 29, 2010, the Company executed a confidentiality agreement with Parent.

On January 7, 2011, the Board convened a special meeting and management reported on the Lone Star initiative, informing the Board that Jefferies had contacted the ten companies by the end of December and that another company had been added to the contact list. Management noted that the Company had executed a confidentiality agreement with Parent and expected to have executed confidentiality agreements with three other companies very soon and was in the early stages of negotiating confidentiality agreements with two more companies. Management indicated that Jefferies received mixed signals from its conversations with two additional companies, expected to hear from another company within a week and had heard nothing from another because of the holidays. In January 2011, Jefferies contacted one more company in addition to the ten Jefferies had contacted by the end of December. By the end of the month, the Company executed confidentiality agreements with seven companies in addition to the confidentiality agreement that it had entered into with Parent. In late January, the Company opened a virtual data room and made an in-person presentation to one of the eight companies with which it had signed a confidentiality agreement.

On February 18, 2011, the Company requested the companies to which it had made presentations to deliver indications of interest by March 10, 2011.

On February 25, 2011, the Board convened a special meeting and Jefferies reported that seven of the companies that had executed confidentiality agreements, including Parent, had visited the virtual data room. Management reported that to date it had conducted in-person presentations to business development and technical teams from seven companies, including Parent. The Board discussed expanding the list to smaller companies and noted that those companies would have difficulty funding an all cash transaction. The Board also discussed inviting companies with primarily natural gas assets that might propose stock transactions but noted that the Company’s stockholders might be disappointed with such a transaction because they had acquired the Company’s stock as an oil investment.

On March 11, 2011, the Board convened a special meeting. At that meeting Jefferies reported that a total of seven companies had visited the virtual data room and that four companies had all declined to visit. The Board also learned that the Company had made a presentation to one additional large international company that was limited in scope because the company had not executed a confidentiality agreement. Jefferies informed the Board that, of the seven companies that had visited the virtual data room, three were unable to make an offer that would include a premium; one gave no definite feedback; two were distracted and unable to focus on a transaction because of their specific circumstances; Parent was interested in pursuing a transaction, but would need more time and information. Jefferies communicated that it believed Parent might eventually be willing to offer a premium for the Company, due not only to the Company’s asset position and the expertise the Company had demonstrated in the Williston Basin, but also to the fact that Parent wanted to build an onshore U.S. resource play-focused operating capability. However, no timeline was established as to how to proceed further with Parent. It was the consensus of the Board that the Company should keep open its dialogue with Parent and the other potentially interested company.

On March 23, 2011, the Board convened a regular meeting and Mr. Eugene B. Shepherd, Jr., the Company’s Chief Financial Officer, reported that Parent was still evaluating the transaction and the other potentially interested company had proposed a joint venture arrangement in which the potentially interested company and another large public company would operate the Company’s properties. Mr. Shepherd stated that the Company was expecting to receive Parent’s response in the following week.

On April 1, 2011, at the direction of Mr. Bud Brigham, Chairman of the Board and Chief Executive Officer of the Company, Jefferies contacted Mr. John Knight, Executive Vice President Global Strategy and Business Development of Parent, and a senior member of Parent’s business development group, to determine the status of their evaluation as no word had been received. Parent’s representative stated that Parent’s management needed additional time to complete their work. On April 14, 2011, a representative of Parent indicated that Parent was continuing its evaluation, wanted additional information and asked for the opportunity to meet in person with Company executives. On April 28, 2011, Mr. William Maloney, Executive Vice President Development and Production for North America of Parent, and other representatives of Parent met with the Company’s executives, including Mr. Bud Brigham, at its offices to discuss operational and personnel issues, including the importance of the retention of the Company’s employees, given their operational expertise. Following this meeting, Parent indicated that it would have a meeting of its senior executives to determine a plan to potentially advance a transaction.

On May 11, 2011, the Board convened a special meeting at which Mr. Bud Brigham presented an update regarding the Lone Star initiative, informing the Board that the process was continuing to move forward, albeit very slowly and furthermore, no timeline had been presented to the Company. He stated that Parent had requested that the Company’s management meet with Parent’s management in Norway. Mr. Brigham noted that no discussion of a possible price or premium had taken place. Mr. Shepherd noted that risks to consummating a transaction with Parent included Parent’s government ownership and the overall political and macro-economic environment. Mr. Shepherd stated that a lengthy negotiation period might benefit the Company by allowing it to demonstrate how its platform could help Parent unlock the value of some of its recent onshore North American investments, where Parent had the right to take over operations. Mr. Shepherd said that since there was no certainty of a transaction and that there was no indication from Parent that internal approval had been obtained or an offer was forthcoming, the Company needed to proceed with a high yield notes offering in order to continue to fund its 2011 and 2012 capital expenditure budgets. The Board then approved a 144A private offering of senior notes, which priced on May 16, 2011 with the issuance of $300 million in principal amount of 6 7/8% senior notes.

On May 18, 2011, Parent sent the Company a proposed timeline for a possible transaction as well as a proposed form of non-solicitation agreement. On May 23, 2011, the Board convened a special meeting to consider Parent’s requirement that the Company enter into a non-solicitation agreement with Parent. Mr. Shepherd reported to the Board that Parent would require the agreement before expending significantly more internal and external resources by continuing work on a potential transaction. The Board weighed the disadvantage that the agreement could indicate to Parent that it was the only seriously interested prospective acquirer against ceasing negotiations with Parent, and decided to enter into the non-solicitation agreement. The non-solicitation agreement was not signed until June 17, 2011 and it terminated, without being extended, on July 15, 2011. After the non-solicitation agreement was executed, the Company began responding to additional due diligence requests from Parent. On June 13 and 14, 2011, members of management including Mr. Bud Brigham, Mr. David Brigham, a director and Executive Vice President — Land and Administration of the Company, and Mr. Shepherd visited with representatives of Parent in Norway and met with the heads and staffs of many of Parent’s departments. The discussions were about operations and diligence.

On June 20, 2011, in New York City, the Company’s senior management, including Mr. Bud Brigham met with Mr. Helge Lund, Parent’s President and CEO, Mr. John Knight and Mr. Maloney. The discussions were about the Company’s assets and operating capabilities. There was no discussion of price. On June 21, 2011, Messrs. Bud Brigham, David Brigham and Shepherd, reported to the Board regarding the meeting.

On June 28 and 29, 2011, in Austin, Texas, employees from various departments of the Company met with representatives of Parent to discuss human resources issues and retention of the Company’s employees.

On July 5, 2011, the Company entered into an engagement agreement with Jefferies setting forth its arrangements with that firm to act as financial advisor to the Board. See Item 5, “Persons/Assets Retained, Employed, Compensated or Used,” below.

After the second week of July 2011, and through most of August, the Company and its representatives did not have any meetings or significant discussions with Parent or its representatives, but continued to respond to periodic due diligence requests. On August 19, 2011, members of the Company’s senior management and Jefferies visited with Mr. Maloney and two other representatives of Parent in Houston, Texas to discuss ongoing operations.

In early September 2011, Mr. Jeff Larson, Executive Vice President — Exploration of the Company, and Mr. Lance Langford, Executive Vice President — Operations, of the Company made a technical presentation regarding the Company’s properties and operations to Parent’s representatives in Houston, Texas.

On September 8, 2011, at the Company’s offices in Austin, Mr. Maloney met with Mr. Bud Brigham, Mr. Langford and Mr. Larson to discuss operations, diligence and personnel.

On September 13, 2011, the Company distributed a memo from Thompson & Knight to the Board regarding fiduciary duties and the Board convened a special meeting. At the meeting, Mr. Bud Brigham reported on the meeting with Mr. Maloney and stated that Parent’s board had approved its management’s request to make a proposal to the Company, which the Company should receive within approximately one week. Parent had indicated that it would propose a tender offer, and Thompson & Knight explained that the short time involved in a tender offer increased the certainty of execution, but reduced the period of time during which other parties could present the Board with alternative proposals. Mr. Bud Brigham noted that the Company’s process with prospective acquirers and with Parent in particular had been exhaustive, and that

Parent’s diligence regarding the Company had been lengthy and exhaustive. He said that he believed that Parent would attribute significant value to the Company’s operating capability in the United States and had concluded that the Company was unlikely to receive a more competitive bid from another party. Mr. Shepherd noted that the Company had not received any further inquiries from the parties who earlier in the year had signed confidentiality agreements and conducted preliminary reviews of the Company. It was also noted that, through Jefferies, the Company had already approached and attempted to include in the process all of the most viable candidates. Out of that process, only Parent indicated a willingness to pay a significant premium to acquire the Company. He further noted that given the time Parent’s process had required, he believed that any other prospective acquirer that might begin a diligence process would require similar amounts of time for diligence. The Board concluded that the greater certainty of execution with a tender offer structure made such a structure preferable to a voted merger.

On September 13, 2011, in order to insure retention of its personnel during negotiation and completion of a transaction, the Compensation Committee (i) amended all outstanding Option agreements entered into pursuant to the Company’s 1997 Incentive Plan to provide the Compensation Committee with the right to accelerate the vesting of the right to exercise the Options granted thereunder in whole or in part on such terms as the Compensation Committee may deem appropriate, (ii) adopted change in control and retention plans for the benefit of employees of the Company other than the executive officers identified in the Company’s SEC filings and (iii) took action to cause each employee of the Company who is employed by the Company or one of its affiliates immediately prior to the Acceptance Time to become fully vested in all outstanding Options and Restricted Shares that were granted to such employee under the Company’s 1997 Incentive Plan. Parent had reviewed the amendments and indicated that the adoption of the change in control and retention plans would not discourage Parent from proposing a transaction and agreed that they would be beneficial for retention.

On October 3, 2011, Mr. Lund spoke by phone with Mr. Bud Brigham to make an offer to acquire the Company for $34.50 per share by means of an all-cash tender offer. Mr. Lund indicated that Parent had stretched its valuation to make the offer and had very little room for movement. Mr. Lund delivered a nonbinding written offer to Mr. Bud Brigham later in the day. Later on October 3, Mr. Lund’s office sent Mr. Bud Brigham a initial proposed draft of the Merger Agreement.

On the morning of October 4, 2011, the Board convened a special meeting to discuss Parent’s offer. The Board discussed valuation and various approaches by which the Company might seek to elicit an offer with a higher price from Parent. Jefferies also participated in this discussion. The Board directed Mr. Bud Brigham to call Mr. Lund to propose a price of $40 per share. Following the meeting, Mr. Bud Brigham phoned Mr. Lund and discussed the reasons why the Board believed that a price per share of $40 was reasonable. Mr. Lund suggested that perhaps the deal should be tabled. After further discussion, in which the two executives were unable to progress on price, they agreed to continue the discussion on October 5.

On the afternoon of October 4, the Board convened a special meeting to discuss Mr. Bud Brigham’s discussion with Mr. Lund. Mr. Brigham reported that when he broached a price of $40 per share with Mr. Lund, Mr. Lund suggested that perhaps the deal should be tabled. Mr. Brigham reported that he and Mr. Lund ultimately agreed that rather than tabling the deal, they should think it over and get back in touch the following day. The Board discussed valuation and negotiation tactics first with Jefferies participating in the discussion and then discussed these issues without Jefferies. The Board concluded that Mr. Brigham should stay firm on a price of $40 per share the next day, but that, given the extensive time and effort that Parent had invested in a possible deal, the interest Parent had shown and current economic and market conditions, he should try to keep Parent engaged in discussions.

On the morning of October 5, 2011, the Board convened a special meeting and noted that a representative of Parent had suggested that the parties should advance the process by working through the Merger Agreement and other documentation while the parties continued to discuss price. The Board discussed that the communication from Mr. Knight indicated that, despite the misgivings that Mr. Lund had expressed to Mr. Brigham regarding the current economic climate, Parent appeared to remain interested in the transaction. The Board directed Mr. Brigham to hold firm on price during his next call with Mr. Lund, but that if Mr. Lund suggested trying to advance documentation, Mr. Brigham could agree to such a request as a show of good faith in trying to advance a transaction.

Following the meeting, Mr. Bud Brigham and Mr. Lund conferred by phone. Mr. Brigham conveyed that the Board remained convinced that $40 per share was a reasonable price. Mr. Lund indicated that Parent still believed that $34.50 was its best offer. Given their companies’ respective positions, Messrs. Brigham and Lund discussed available alternatives, including suspending negotiations. However, given, the investments both companies had made to that point, Messrs. Brigham and Lund agreed that the companies would continue to negotiate a potential Merger Agreement, and could potentially reconvene to discuss price at a later date.

The Company began reviewing and revising the Merger Agreement, with the assistance of Thompson & Knight. On October 7, 2011, the Company sent a revised draft of the Merger Agreement to Parent.

On the evening of October 10, 2011, the Board convened its regular meeting, which it continued through both the morning and early afternoon of October 11, 2011. At this meeting, Thompson & Knight, which had briefed the Board on its fiduciary duties in transactions in 2008 and had in September provided the Board with a memo regarding fiduciary duties, reviewed the memo and orally outlined the Board’s fiduciary duties. Mr. Bud Brigham asked management to present a “bottoms-up” analysis of the Company and its potential to the Board. Messrs. Larson, Langford and David Brigham provided detailed reports on the Company’s properties, operations, projects and future potential. Mr. Shepherd reported on financing alternatives that the Company could employ if it remained independent.

Late in the evening on October 10, 2011, Vinson & Elkins L.L.P., Parent’s outside legal counsel, sent the Company a draft responding to the Company’s revision of the Merger Agreement. Thompson & Knight reviewed issues under the agreement with the Board during the meeting on October 11, including the use of and timing of a tender offer, the no-solicitation provisions and the termination fee. The Board continued to discuss the terms of Parent’s offer, including the fact that it was an all-cash tender offer and would not be subject to any financing contingency. The Board also noted that, based on publicly available information, Parent appeared to have sufficient cash available to fund the acquisition.

At various points on both days of the meeting, the Board discussed the $34.50 price offered by Parent. The Board reviewed the likelihood of realistic competition against Parent, noted the number of parties that had already been contacted, noted that there had been no recent expressions of active interest by any of those parties and noted that the amount of time required for any new party to enter the process would be comparable to the amount of time already required by Parent. The Board asked Jefferies to reach out to Parent to learn more about price and report back to the Board.

Having reviewed various negotiating strategies, the Board approved Mr. Bud Brigham’s continuing further negotiations with Parent and authorized him to accept an offer of $38 or more per share.

In the evening of October 11, 2011, the Board convened a special meeting. Thompson & Knight updated the Board on the status of negotiations of the Merger Agreement. Jefferies reported that it had discussed the offer price with Goldman Sachs (“Goldman”), Parent’s financial advisor. Goldman indicated to Jefferies that Parent might be prepared to increase its offer from $34.50 per share, but that a substantial additional increase was unlikely. Jefferies informed Goldman that Jefferies was not authorized to negotiate price on behalf of the Company and would deliver Goldman’s message to the Company. Jefferies told the Board that it believed the best negotiation tactic at this point was for Mr. Brigham to meet in person with Mr. Lund. Jefferies also advised that it believed this was the last round of negotiations in which Mr. Lund would be willing to participate. The Board authorized Mr. Bud Brigham to contact Mr. Lund to request an in-person meeting at a neutral location. Following the meeting, Mr. Brigham made the request by email and he and Mr. Lund agreed to meet in London on October 14, 2011.

On October 14, 2011, Mr. Bud Brigham and Mr. Lund met in London and discussed valuation and price. Mr. Lund increased Parent’s offer to $36.50 per share, and indicated that the price was as high as Parent could reach.

Early in the morning, Austin, Texas time, of October 14, 2011, the Board convened a special meeting to discuss the $36.50 per share offer. Mr. Brigham reported to the other directors that he believed, based on his meetings with Mr. Lund, that $36.50 per share was the highest price that Parent was prepared to offer. Following a discussion of the price, the Board preliminarily approved a price of $36.50 per share and Mr. Brigham informed Mr. Lund of the Board’s preliminary approval of the price. Mr. Bud Brigham returned from London to Austin.

On October 15, 2011, Thompson & Knight provided the Board with memos regarding the terms of the draft Merger Agreement, including “deal protection” provisions. Management and Thompson & Knight continued to negotiate the terms of the Merger Agreement with Parent and its counsel.

In the evening of October 15, 2011, the Board convened a special meeting to discuss the terms of the Merger Agreement. Thompson & Knight noted that there had been negotiation of the tender offer period and the termination fee. As to the tender offer period, counsel noted that the Company was seeking a 30 business day initial period, but that in a vast majority of transactions the initial period is rarely longer than the minimum 20 business days required by the SEC’s rules. As to the termination fee, counsel noted that Parent sought a fee of 4% of equity value and that counsel for the Company had initially sought a termination fee of 1.5% of equity value. The Board directed management and counsel to negotiate for a reduced termination fee.

At that meeting, Jefferies preliminarily indicated that it expected to be in a position to provide a fairness opinion at a meeting of the Board the next day. The Board noted that, having preliminarily approved a price for the transaction, management should be free to negotiate employment arrangements. The Board noted that members of senior management other than Messrs. Bud Brigham, David Brigham and Shepherd had received employment term sheets from Parent the previous day and had begun negotiations with Parent and that some members of senior management intended to complete negotiation by the following evening. Similarly, Messrs. Bud Brigham, David Brigham and Shepherd noted that at some point they would begin negotiation of consulting arrangements with Parent, with the objective of finalizing the arrangements on the same time schedule.

During the day on October 16, 2011, management and Thompson & Knight negotiated the remaining open provisions in the Merger Agreement, including the termination fee, which Parent ultimately agreed would be 3.1% of equity value. The parties agreed that the Offer would expire on the date that is the later of November 30 or 20 business days after the Offer is first commenced. Messrs. Larson and Langford negotiated their terms and conditions of employment with Parent and concluded those negotiations early in the morning on October 17, 2011. During the afternoon of October 16, 2011, Messrs. Bud Brigham, David Brigham and Shepherd received term sheets from Parent for consulting arrangements and began negotiation of agreements for those arrangements. They also concluded their negotiations with Parent early in the morning on October 17, 2011.

In the evening on October 16, 2011, the Board convened a special meeting and received reports from management on the final results of negotiations of the Merger Agreement, a report from outside counsel on the terms of the Merger Agreement and a presentation by Jefferies on its financial analysis of the consideration to be paid to the Company’s stockholders in the Offer and the Merger pursuant to the Merger Agreement. Jefferies then rendered orally to the Board its fairness opinion, subsequently confirmed in writing, dated October 16, 2011, as described under the caption “Opinion of the Company’s Financial Advisor,” below. Following these presentations and discussion by the directors of the transactions provided for in the proposed Merger Agreement, including the Offer and the Merger, the Board unanimously determined that the Offer and the Merger, and the terms of the Merger Agreement, are advisable and fair to, and in the best interests of, the Company and its stockholders; approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and authorized the execution of the Merger Agreement by the Company; and resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement.

The same evening, the compensation committee of the Board approved terms and conditions of employment for continuing executives and consulting arrangements for Messrs. Bud Brigham, David Brigham and Shepherd.

On the morning of October 17, 2011, the Company, Parent and Purchaser executed the Merger Agreement, and the Company and Parent each issued a press release announcing the transaction.

Reasons for the Recommendation

In reaching its unanimous decision to approve the Offer, the Merger and the Merger Agreement and recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board consulted with senior management of the Company regarding, among other things, the industry, the Company’s properties, business and capital plans, the Company’s prospects as an independent company and operational matters, with its financial advisor regarding the financial aspects, as well as the fairness of the transaction from a financial point of view to the stockholders of the Company, and with its legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and related issues. The Board believed that, taken as a whole, the following factors supported its determination to approve the Offer, the Merger and the Merger Agreement:

•	Premium to Market Price. The offer price of $36.50 per Share in cash represented a significant premium over the market prices at which Brigham Common Stock had previously traded, including a premium of approximately:

•	20% over the closing market price of the Shares on October 14, 2011, the last full trading day prior to the date on which the Board met to approve the Offer and the Merger;

•	33% over the average closing price of Brigham Common Stock for the 30-day period ending on October 14, 2011;

•	29% over the average closing price of Brigham Common Stock for the 60-day period ending on October 14, 2011; and

•	28% over the average closing price of Brigham Common Stock during the 90-day period ending on October 14, 2011.

These premiums were especially attractive in light of the fact that, as of October 14, 2011, the Company’s Common Stock traded at a premium relative to the trading prices of the common stock of many of the Company’s peer companies, in terms of trading price as a multiple of historical and projected EBITDA and average daily production.

•	Business and Financial Condition and Prospects. The Board’s and management’s understanding of the Company’s business, financial condition, earnings and prospects, including the Board’s consideration and evaluation of the execution risks and uncertainties related to continuing to pursue the Company’s business plan as an independent company, including among other things risks associated with volatility of, and the potential for significant declines in, prices of oil and natural gas, compared to the relative certainty of realizing in cash a compelling value for the Shares in the Offer and Merger. In considering these factors, the Board considered the related risk that, if the Company did not enter into the Merger Agreement, the price that stockholders of the Company might be able to receive by selling Shares in the open market could be less, for a significant period of time, than the consideration to be received in the Offer and the Merger.

•	Attractiveness of Offer Based on Public Company Benchmarks. Relative to the public company benchmarks in Jefferies selected public company analysis for enterprise value over proved reserves, enterprise value over daily production, enterprise value over 2011 estimated EBITDA and enterprise over 2012 estimated EBITDA, the consideration of $36.50 per share to be paid by Parent is at the top end of, or exceeds, the ranges of implied values per share.

•	Experience with the Lone Star Initiative. The duration and thoroughness of the processes undertaken by the Board and management and the Company’s financial adviser in attempting to elicit attractive offers for the Company. The Board considered the facts that Jefferies had contacted more than ten large energy companies on behalf of the Company, that a majority of those companies had entered into confidentiality agreements and received in-person presentations, and reviewed due diligence materials provided by the Company, and that, notwithstanding that the Lone Star initiative extended over a significant period of time as described under “Background of the Offer” above, Parent was the only potential acquirer to express a serious interest in continuing discussions with the Company and in making an offer at a significant premium over the market price of the Common Stock. Based on this process, and on the fact that the Company believed that Parent attributed value to the Company’s operating capabilities in the United States, the Board concluded that, at the time it approved Parent’s offer, it was unlikely that the Company would receive a more competitive bid from another party.

•	Certainty of Value. The fact that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which will provide liquidity and certainty of value to the Company’s stockholders.

•	Likelihood of Completion; Financial Strength of Parent. The likelihood of the Offer and Merger being approved by applicable regulatory authorities and the fact that Parent’s and Purchaser’s obligations under the Offer are not subject to any financing condition.

•	Negotiations with Parent. The course of negotiations between the Company and Parent, which resulted in an increase from $34.50 to $36.50 in the Offer Price and improvement from the Company’s perspective in the deal protection provisions.

•	Opinion of Jefferies & Company, Inc. The oral opinion of Jefferies to the Board on October 16, 2011, which was subsequently confirmed in writing, that, as of that date and based upon and subject to the factors and assumptions set forth therein, the $36.50 per Share cash consideration to be paid to the holders (other than Parent and its affiliates) of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of Jefferies’ written opinion is attached hereto as Annex B. For further discussion of the opinion, see “— Opinion of the Company’s Financial Advisor” below.

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to the Company’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the contemplated transactions, and the fact that the Merger Agreement requires Purchaser, if it acquires a majority of the fully-diluted outstanding Shares in the Offer, to consummate a second-step Merger in which stockholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price.

•	Extension of Offer. The fact that, subject to its limited rights to terminate the Offer, Purchaser is required, upon the Company’s request, to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

•	Terms of the Merger Agreement. The provisions of the Merger Agreement which give the Board the ability, should the Company receive an unsolicited proposal which is or is reasonably likely to lead to a superior proposal, to furnish information and conduct negotiations with a third party, and to enter into an agreement for a superior proposal after complying with certain requirements, including payment of a termination fee. In addition, the provisions of the Merger Agreement provide the Board with the ability to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances.

•	Appraisal rights. The availability of statutory appraisal rights under Delaware law in the Merger for the Company’s stockholders who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under Delaware law.

The Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction would prevent the Company’s stockholders from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

•	Taxable Consideration. The fact that the all-cash consideration in the transaction would be generally taxable to the Company’s stockholders.

•	Effects of Failure to Complete Transactions. The risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention, employee attrition and the effect on the Company’s customer relationships, among other potential negative effects on the Company if the Offer is not completed.

•	Interim Restrictions on Business. The operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction).

•	Potential Conflicts of Interest. The fact that the executive officers and directors of the Company will have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders, and could present potential conflicts of interest for such persons.

•	Termination Fee. The terms and conditions of the Merger Agreement providing for a termination fee of approximately $136.6 million that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal.

The Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of information and factors considered and given weight by the Board and the reasons for making its recommendation is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board and the material reasons for making its recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger and the related reasons for making its recommendation, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors and reasons.

For the reasons described above, the Board unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate may act in a fiduciary or representative capacity or may be subject to the instructions of a third party with respect to such tender. As described in Item 3 under the heading “Arrangements between Parent and Purchaser and the Company’s Executive Officers and Directors — Tender and Voting Agreement” above, all of the directors and executive officers of the Company have entered into the Tender and Voting Agreement pursuant to which they have agreed to tender their Shares into the Offer and, if required by applicable law, to vote their Shares in favor of adopting the Merger Agreement.

Opinion of the Company’s Financial Advisor

The Company retained Jefferies to provide it with financial advisory services in connection with the transactions contemplated by the Merger Agreement and an opinion as to the fairness to holders of Shares of the consideration to be received by such holders in connection with the Offer and the Merger. At the meeting of the Board on October 16, 2011, Jefferies rendered its opinion to the Board to the effect that, as of October 16, 2011, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth therein, the consideration of $36.50 per Share received in the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders.

The full text of the written opinion of Jefferies, dated as of October 16, 2011, is attached hereto as Annex B. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. The Company encourages you to read the opinion carefully and in its entirety. Jefferies’ opinion is directed to the Board and addresses only the fairness from a financial point of view of the consideration to be received in the Offer and the Merger by holders of Shares as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation as to whether any holder of Shares should tender such shares pursuant to the Offer or how any holder of Shares should vote with respect to the Merger or any matter relating thereto. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft dated October 16, 2011 of the Merger Agreement;

•	reviewed certain publicly available financial and other information about the Company;

•	reviewed certain information furnished to Jefferies by the Company’s management, including financial forecasts and analyses relating to the business, operations and prospects of the Company;

•	held discussions with members of senior management of the Company concerning the matters described in the prior two bullet points;

•	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	compared the proposed financial terms of the Offer and the Merger with the financial terms of certain other transactions that Jefferies deemed relevant;

•	performed a discounted cash flow analysis, based on projections provided by the management of the Company, to analyze the present value of the future unlevered cash flow streams that the management of the Company expects to generate;

•	reviewed certain proved oil and gas reserve data as of December 31, 2010 furnished to Jefferies by the Company and available in the Company’s public filings; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to Jefferies or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of the Company that management was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, the Company. Jefferies was not furnished with any such evaluations or appraisals and did not assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. The Company informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Jefferies expressed no opinion as to the Company’s financial forecasts provided to Jefferies by the Company or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions that existed and could be evaluated as of the date of its opinion. Jefferies did not undertake to reaffirm or revise its opinion or otherwise comment upon events occurring after the date of its opinion and expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting the Company, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal and accounting advice given to the Company and the Board, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of Shares. In rendering its opinion, Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Jefferies. Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer and the Merger.

Jefferies’ opinion was for the use and benefit of the Board in its consideration of the Offer and the Merger, and Jefferies’ opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Offer and the Merger or the terms of the Merger Agreement or the documents referred to therein. Jefferies’ opinion does not constitute a recommendation as to whether any holder of Shares should tender such shares pursuant to the Offer or how any holder of Shares should vote with respect to the Merger or any matter relating thereto. In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than holders of Shares. Jefferies expressed no opinion as to the price at which Shares will trade at any time. Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Offer and the Merger, whether relative to the consideration to be received by holders of Shares or otherwise. Jefferies’ opinion was authorized by the Fairness Committee of Jefferies & Company, Inc.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of the Company’s actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

The Board of Directors of the Company did not impose upon Jefferies any limitations with respect to the investigations made or procedures followed by it in performing its analyses or rendering its opinion.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of Shares do not purport to be appraisals or to reflect the prices at which Shares may actually be sold. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the consideration of $36.50 per share in cash to be received in the Offer and the Merger by holders of Shares, and were provided to the Board in connection with the delivery of Jefferies’ opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion to the Board on October 16, 2011. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Transaction Overview

Jefferies noted that the consideration of $36.50 per Share implied an equity value of approximately $4.4 billion, based upon the number of Shares that were outstanding as of June 30, 2011 on a fully diluted basis (calculated using the treasury stock method). Adding approximately $600 million of indebtedness as reported by the Company in its Quarterly Report on Form 10-Q as of June 30, 2011 (the “Brigham 10-Q”) (“Indebtedness”) and subtracting $362 million of cash and cash equivalents (including short-term investments), as reported by the Company in the Brigham 10-Q (“Cash”), Jefferies noted that the consideration implied an enterprise value for the Company of approximately $4.6 billion. Jefferies also noted that the consideration of $36.50 per Share is:

•	20.2% over $30.36, the closing price per Share on October 14, 2011, one trading day prior to the date of Jefferies’ opinion,

•	32.6% over $27.52, the average price per Share for the period from September 2, 2011 to October 14, 2011, which were the 30 trading days prior to the date of Jefferies’ opinion,

•	29.1% over $28.28 ,the average price per Share for the period from July 22, 2011 to October 14, 2011, which were the 60 trading days prior to the date of Jefferies’ opinion,

•	27.8% over $28.56, the average price per Share for the period from June 9, 2011 to October 14, 2011, which were the 90 trading days prior to the date of Jefferies’ opinion,

•	2.4% below $37.39, the highest closing price per Share during the 52 weeks prior to the date of Jefferies’ opinion, and

•	86.1% over $19.61, the lowest closing price per Share during the 52 weeks prior to the date of Jefferies’ opinion.

Historical Trading Analysis

Jefferies reviewed the price trading history of Shares for the one-year period ended October 14, 2011 on a stand-alone basis and also in relation to the S&P 500 and to a composite index consisting of stocks of the following publicly-traded companies with assets, operating and financial characteristics and growth prospects similar to the Company’s, including the location of a significant portion of each company’s assets in the Williston Basin. These companies are referred to as the “Brigham Selected Public Companies”:

•	Continental Resources, Inc.,

•	Kodiak Oil & Gas Corp.,

•	Northern Oil & Gas, Inc.,

•	Oasis Petroleum Inc., and

•	Whiting Petroleum Corporation.

This analysis showed that during the one-year period ended October 14, 2011, the trading price of the Shares rose 45%, the S&P 500 rose 4%, and the composite index consisting of stocks of the Brigham Selected Public Companies rose 13%.

Selected Public Company Analysis

Using publicly available information and information provided by the Company’s management, Jefferies analyzed the trading multiples of the Company and the corresponding trading multiples of the Brigham Selected Public Companies. In its analysis, Jefferies derived and compared multiples for the Company and the Brigham Selected Public Companies, calculated and referred to as follows:

•	Enterprise value divided by proved reserves, which is referred to as “Enterprise Value/Proved Reserves”;

•	Enterprise value divided by average daily production, which is referred to as “Enterprise Value/Daily Production”;

•	Enterprise value divided by projected EBITDA for calendar year 2011 (“2011E EBITDA”), which is referred to as “Enterprise Value/2011E EBITDA”; and

•	Enterprise value divided by projected EBITDA for calendar year 2012 (“2012E EBITDA”), which is referred to as “Enterprise Value/2012E EBITDA.”

This analysis indicated the following:

Brigham Selected Public Company Multiples

Benchmark	High		Low		Mean		Median

Enterprise Value/Proved Reserves ($/Boe)	109.45		19.12		60.24		63.51
Enterprise Value/Daily Production ($/Boe/d)	320,110		90,914		222,573		216,502
Enterprise Value/2011E EBITDA	13.3	x	4.4	x	9.6	x	10.2	x
Enterprise Value/2012E EBITDA	6.8	x	3.8	x	5.0	x	4.8	x

Using a reference range of $50.00 to $70.00 per Boe, and based on the Company’s December 31, 2010 proved reserves figure of 66.8 MMBoe (as reported by the Company in its Annual Report on Form 10-K as of December 31, 2010 (the “2010 Annual Report”)), Jefferies determined an implied enterprise value for the Company, then subtracted Indebtedness and added Cash to determine an implied equity value. Based upon the approximately 120.5 million Shares that were outstanding as of June 30, 2011 on a fully diluted basis as reported in the Brigham 10-Q, including outstanding in-the-money stock options calculated using the treasury stock method and assuming the Company’s closing price as of October 14, 2011 (“Fully Diluted Shares”), this analysis indicated a range of implied values per Share of approximately $25.77 to $36.87, compared to the consideration of $36.50 per Share.

Using a reference range of $200,000 to $300,000 per Boe/d, and based on the Company’s average daily production of 12.2 MBoe for the second quarter of 2011 (as publicly announced by the Company), Jefferies determined an implied enterprise value for the Company, then subtracted Indebtedness and added Cash to determine an implied equity value. Based on the number of Fully Diluted Shares, this analysis indicated a range of implied values per Share of approximately $18.29 to $28.42, compared to the consideration of $36.50 per Share.

Using a reference range of 9.0x to 11.0x the Company’s 2011E EBITDA and 5.0x to 7.0x the Company’s 2012E EBITDA, and based on a 2011E EBITDA of $319.0 million and a 2012E EBITDA of $593.7 million for the Company (in each case, as projected by management), Jefferies determined an implied enterprise value for the Company, then subtracted Indebtedness and added Cash to determine an implied equity value. Based on the number of Fully Diluted Shares, this analysis indicated a range of implied values per Share of approximately $21.86 to $27.16 using 2011E EBITDA, $22.66 to $32.52 using the Company’s 2012E EBITDA, compared, in each case, to the consideration of $36.50 per Share.

None of the Brigham Selected Public Companies utilized in the selected public company analysis is identical to the Company. In evaluating the selected public companies that would comprise the Brigham Selected Public Companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data.

Selected Transactions Analysis

Using publicly available and other information, Jefferies examined the following 17 corporate transactions, which consisted of domestic exploration and production company transactions announced since January 1, 2005 with a target company transaction value greater than $1 billion (the “Brigham Selected Transactions”). Transactions involving corporate reorganizations and companies with significant non-exploration and production activities were excluded. The following table sets forth the Brigham Selected Transactions considered and their respective dates of announcement:

Announced Date	Acquirer	Target
July 2011	BHP Billiton Limited	Petrohawk Energy Corporation
November 2010	Chevron Corporation	Atlas Energy, Inc.
June 2010	SandRidge Energy, Inc.	Arena Resources, Inc.
April 2010	Apache Corporation	Mariner Energy, Inc.
December 2009	Exxon Mobil Corporation	XTO Energy Inc.
November 2009	Denbury Resources Inc.	Encore Acquisition Company
April 2008	Stone Energy Corporation	Bois d’Arc Energy, Inc.
July 2007	Plains Exploration & Production Company	Pogo Producing Company
January 2007	Forest Oil Corporation	The Houston Exploration Company
June 2006	Anadarko Petroleum Corporation	Kerr-McGee Corporation
April 2006	Petrohawk Energy Corporation	KCS Energy, Inc.
January 2006	Helix Energy Solutions Group, Inc.	Remington Oil and Gas Corporation
December 2005	ConocoPhillips	Burlington Resources Inc.
October 2005	Occidental Petroleum Corporation	Vintage Petroleum, Inc.
September 2005	Norsk Hydro ASA	Spinnaker Exploration Company
July 2005	Chevron Corporation	Unocal Corporation
January 2005	Cimarex Energy Co.	Magnum Hunter Resources, Inc.

Using publicly available financial information and other information for each of these transactions, Jefferies analyzed the transaction multiples of the Company and the corresponding transaction multiples of the target companies in the foregoing Brigham Selected Transactions. In its analysis, Jefferies derived and compared multiples for the Company and such target companies, calculated and referred to as follows:

•	the transaction value divided by last twelve months, or LTM, EBITDA immediately preceding announcement of the transaction, which is referred to as “Transaction Value / LTM EBITDA”;

•	the transaction value divided by proved reserves, which is referred to as “Transaction Value / Proved Reserves”; and

•	the transaction value divided by daily production, which is referred to as “Transaction Value / Daily Production”.

This analysis indicated the following:

Selected Transactions Multiples

Benchmark	High		Low		Mean		Median

Transaction Value/LTM EBITDA	15.9	x	4.7	x	8.2	x	7.2	x
Transaction Value/Proved Reserves ($/Boe)	39.70		9.06		20.88		20.95
Transaction Value/Daily Production ($/Boe/d)	208,335		42,963		90,710		82,875

Using a reference range of 10.0x to 13.0x the Company’s LTM EBITDA, and based on the Company’s LTM EBITDA of $215.3 million, Jefferies determined an implied enterprise value for the Company, then subtracted Indebtedness and added Cash to determine an implied equity value. Based on the number of Fully Diluted Shares, this analysis indicated a range of implied values per Share of approximately $15.90 to $21.26, compared to the consideration of $36.50 per Share.

Using a reference range of $20.00 to $30.00 per Boe, and based on the Company’s December 31, 2010 proved reserves figure of 66.8 MMBoe (as reported by the Company in the 2010 Annual Report), Jefferies determined an implied enterprise value for the Company, then subtracted Indebtedness and added Cash to determine an implied equity value. Based on the number of Fully Diluted Shares, this analysis indicated a range of implied values per Share of approximately $9.12 to $14.67, compared to the consideration of $36.50 per Share.

Using a reference range of $175,000 to $225,000 per Boe/d, and based on the Company’s average daily production of 12.2 MBoe for the second quarter of 2011 (as publicly announced by the Company), Jefferies determined an implied enterprise value for the Company, then subtracted Indebtedness and added Cash to determine an implied equity value. Based on the number of Fully Diluted Shares, this analysis indicated a range of implied values per Share of approximately $15.76 to $20.82, compared to the consideration of $36.50 per Share.

No Brigham Selected Transaction utilized as a comparison in the selected transaction analysis is identical to the Offer and the Merger. In evaluating the Offer and the Merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using selected transaction data.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis to estimate the present value of the unlevered free cash flows of the Company through the fiscal year ending December 31, 2016. In this analysis, unlevered free cash flow, which is the Company’s projected earnings before interest and taxes, or EBIT, minus cash taxes, minus its projected capital expenditures (including capitalized general and administrative costs), minus the projected changes in net working capital and plus depreciation and amortization, was calculated using the forecasts provided to Jefferies by the Company. Using financial projections provided by the Company’s management, discount rates from 11.8% to 12.8% (based on the 12.3% weighted-average cost of capital of the Company as derived by Jefferies), and, for the purpose of calculating the terminal value for the Company at the end of the forecast period, terminal exit multiples ranging from 6.0x to 8.0x, Jefferies derived a range of implied enterprise values for the Company. Jefferies then subtracted Indebtedness and added Cash to the implied enterprise value for the Company to determine a range of implied equity values of the Company. Based on the number of Fully Diluted Shares, this analysis indicated a range of implied values per Share of approximately $25.52 to $40.10, compared to the consideration of $36.50 per Share.

Premiums Paid Analysis

Using publicly available information, Jefferies analyzed the premiums offered in the Brigham Selected Transactions.

For each of the Brigham Selected Transactions, Jefferies calculated the premium represented by the offer price or merger consideration over the target company’s closing share price one trading day, 30 trading days and 60 trading days prior to the transaction’s announcement. This analysis indicated the following premiums for those time periods prior to announcement.

		75% Percentile	25% Percentile
Time Period Prior to Announcement	High	Premium	Premium	Low

1 trading day	65.0%	34.9%	16.8%	(4.3)%
30 trading days	68.1%	46.1%	22.0%	(6.4)%
60 trading days	91.5%	49.0%	20.5%	(11.2)%

Using a reference range of the 25th percentile to the 75th percentile premiums for each time period listed above, Jefferies performed a premiums paid analysis using the closing prices per Share one trading day, 30 trading days and 60 trading days prior to October 14, 2011.

Applying a “one trading day prior” premium reference range of 16.8% to 34.9% to the Company’s closing price of $30.36 on October 14, 2011, which was the date that was one trading day prior to announcement of the Offer and the Merger, this analysis indicated a range of implied values per Share of approximately $35.45 to $40.95, compared to the consideration of $36.50 per Share.

Applying a “30 trading days prior” premium reference range of 22.0% and 46.1% to the Company’s closing price of $27.92 on September 2, 2011, which was the date that was 30 trading days prior to announcement of the Offer and the Merger, this analysis indicated a range of implied values per Share of approximately $34.06 to $40.79, compared to the consideration of $36.50 per Share.

Applying a “60 trading days prior” premium reference range of 20.5% and 49.0% to the Company’s closing price of $33.58 on July 22, 2011, which was the date that was 60 trading days prior to announcement of the Offer and the Merger, this analysis indicated a range of implied values per Share of approximately $40.45 to $50.05, compared to the consideration of $36.50 per Share.

No Brigham Selected Transaction utilized as a comparison in the selected premiums paid analysis is identical to the Offer and the Merger.

General

Jefferies’ opinion was one of many factors taken into consideration by the Board in making its determination to approve the Offer and the Merger and should not be considered determinative of the views of the Board or management with respect to the Offer, the Merger or the consideration to be paid to the holders of the Shares in the Offer or the Merger.

Jefferies was selected by the Board based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

Company Unaudited Prospective Financial Information

The Company does not as a matter of course make public forecasts as to future performance, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the Company is including this prospective financial information in this Schedule 14D-9 to provide its stockholders access to certain non-public unaudited prospective financial information that was made available to Parent, the Board and the Company’s financial advisors in connection with the transactions contemplated by the Merger Agreement. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of the Company, its financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic, market and financial conditions, commodity prices, demand for natural gas and oil, production growth, capacity utilization and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to its business. See also Item 8 below under the heading “Forward-Looking Statements”. The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The following table presents selected unaudited prospective financial data for the fiscal years ending 2011 through 2016, with the Company reaching 16 operated rigs in the Williston Basin by 2012. This is the information that Jefferies used in the financial analyses for its fairness opinion, except that Jefferies updated the commodity price assumption to use October 14, 2011 prices.

	For the Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015	2016

Production (MBoe)	5,330	9,623	15,469	17,456	19,586	21,605
Benchmark Prices
Natural Gas — NYMEX ($/Mmbtu)	$4.08	$4.20	$4.72	$5.02	$5.26	$5.48
Crude Oil — NYMEX ($/Bbl)	$92.97	$87.62	$88.72	$89.21	$89.90	$90.64
EBITDA ($ in millions)(1)	$319.0	$593.7	$1,006.5	$1,144.4	$1,294.1	$1,422.3
Capital Expenditures ($ in millions)		$1,246.8	$1,223.5	$1,157.7	$1,130.4	$1,130.4
Unlevered Free Cash Flow ($ in millions)(1)		$(713.7)	$(338.3)	$(33.3)	$111.3	$245.1

(1)	EBITDA and Unlevered Free Cash Flow are non-GAAP measures and are used by the Company’s management to measure the operating performance of the business. The Company defines EBITDA as earnings before interest expense, income tax expense (benefit), and depletion, depreciation and amortization. The Company defines Unlevered Free Cash Flow as EBITDA less changes in working capital and capital expenditures.

The following table presents a reconciliation of EBITDA to net income:

	For the Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015	2016
	(In millions)

Net income	$170.5	205.6	$355.9	$397.3	$456.5	$508.8
Plus:
Depletion of oil and gas properties	$110.1	$202.1	$324.8	$366.6	$411.3	$453.7
Depreciation and amortization	5.5	6.5	6.5	6.5	6.5	6.5
Asset retirement obligation accretion	0.5	0.5	0.5	0.5	0.5	0.5
Interest Expense	25.4	48.7	78.6	90.7	94.4	90.7
Interest (Income)	(1.4)	—	—	—	—	—
Income Taxes, deferred	14.1	130.3	240.2	282.8	324.9	362.1
Other Income (Expenses)	(5.7)	—	—	—	—	—
EBITDA	$319.0	$593.7	$1,006.5	$1,144.4	$1,294.1	$1,422.3

The following table presents a reconciliation of Unlevered Free Cash Flow to net income:

	For the Fiscal Year Ending December 31,
	2012	2013	2014	2015	2016
	(In millions)

Net Income	$205.6	$355.9	$397.3	$456.5	$508.8
Plus:
Depletion of oil and gas properties	202.1	324.8	366.6	411.3	453.7
Depreciation and amortization	6.5	6.5	6.5	6.5	6.5
Asset retirement obligation accretion	0.5	0.5	0.5	0.5	0.5
Interest Expense	48.7	78.6	90.7	94.4	90.7
Interest (Income)	—	—	—	—	—
Income Taxes, deferred	130.3	240.2	282.8	324.9	362.1
Other Income (Expenses)	—	—	—	—	—
EBITDA	$593.7	$1,006.5	$1,144.4	$1,294.1	$1,422.3
Less:
Changes in Working Capital	$60.6	$121.4	$20.0	$52.6	$46.9
Capital Expenditures	1,246.8	1,223.5	1,157.7	1,130.4	1,130.4
Unlevered Free Cash Flow	$(713.7)	$(338.3)	$(33.3)	$111.3	$245.1

Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Pursuant to an agreement dated July 5, 2011, the Company has engaged Jefferies to act as financial advisor to the Company in connection with the transactions contemplated by the Merger Agreement and has agreed to pay Jefferies an opinion fee of $3 million, which was earned upon delivery of Jefferies’ opinion, and a transaction fee of approximately $21 million for its services, which will be payable upon the consummation of the Offer. The Company has agreed to reimburse Jefferies for expenses incurred. The Company has also agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such engagement. Jefferies has, in the past, provided financial advisory and financing services to both the Company and Parent, including providing financial advisory services and advice to Parent in connection with dispositions and acquisitions of assets, and may continue to do so and has received, and may receive, fees for the rendering of such services. In October 2010, Jefferies provided advice to Parent with respect its sale of certain assets, and Parent paid Jefferies a fee of approximately $23.4 million in connection with the closing of that transaction in April 2011.

Jefferies maintains a market in the securities of the Company (but not Parent), and in the ordinary course of its business, Jefferies and its affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for Jefferies’ own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which Jefferies would expect to receive compensation.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company

Other than transfers of Options without consideration by one of the persons listed in the table below to certain family trusts, no transactions with respect to the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except for the following transactions:

	Date of	Number	Price	Nature of
Identity of Person	Transaction	of Shares	Per Share	Transaction

Jeffery E. Larson	September 10, 2011	1,323	$28.45	Disposition of Shares to satisfy tax withholding obligation upon vesting of Restricted Shares
Eugene B. Shepherd, Jr.	September 10, 2011	1,323	$28.45	Disposition of Shares to satisfy tax withholding obligation upon vesting of Restricted Shares

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any of the Company’s subsidiaries or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of the Company’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company’s subsidiaries; or (iv) any material change in the present dividend policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated into this Schedule 14D-9 by reference, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

Information Regarding Golden Parachute Compensation

Background

In this Schedule 14D-9, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the Named Executive Officers and the Company or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. As used in this Schedule 14D-9, “Named Executive Officers” has the meaning given to that term in the rules of the SEC that require the Company to make certain disclosures regarding executive compensation and other matters in filings it makes with the SEC. The Company’s current Named Executive Officers are Ben M. (Bud) Brigham, Chief Executive Officer, President and Chairman of the Board; Eugene B. Shepherd, Jr., Executive Vice President and Chief Financial Officer; David T. Brigham, Executive Vice President — Land and Administration; Jeffery E. Larson, Executive Vice President — Exploration; and A. Lance Langford, Executive Vice President — Operations. The Company has entered into Employment and Consulting Agreements with Messrs. Bud Brigham, David Brigham and Shepherd, which are described in Item 3 above under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates — Employment and Consulting Agreements,” which information is incorporated by reference herein.

Aggregate Amounts of Potential Compensation

To provide meaningful information about the potential payments and benefits the Named Executive Officers could receive related to the consummation of the Offer, the table below summarizes potential payments and benefits that the Named Executive Officers would be entitled to receive if the Acceptance Time occurs. Occurrence of the Acceptance Time will constitute a change of control of the Company for purposes of all of the agreements and benefits described below. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a Named Executive Officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed an Acceptance Time of December 1, 2011, including with respect to calculating the portion of equity awards subject to acceleration of vesting (assuming continued vesting of the equity and assuming that all unvested Options and unvested Restricted Shares are outstanding on such date).

Golden Parachute Compensation

				Perquisites/	Tax
	Cash	Equity	Pension/	Benefits	Reimbursement	Other	Total
Name	($)(1)(2)(3)	($)(4)	NQDC	($)(5)(6)	($)	($)(7)	($)(8)

Ben M. Brigham	3,843,997	12,179,521	N/A	173,824	—	266,242	16,463,584
Eugene B. Shepherd, Jr.	2,340,862	10,489,912	N/A	25,964	—	233,388	13,090,126
David T. Brigham	2,057,157	9,683,832	N/A	25,964	—	227,639	11,994,591
Jeffery E. Larson	1,181,917	8,394,861	N/A	29,182	—	—	9,605,960
A. Lance Langford	1,219,309	9,306,889	N/A	27,896	—	—	10,554,093

(1)	Under Bud Brigham’s Consulting Agreement, within three business days after termination of his employment (which will occur on the earlier of 60 days after the Acceptance Time, the date the Company notifies him his employment is terminated, or his death), the Company will pay him (i) a 2011 bonus equivalent to 80% of his base annual salary, which bonus is expected to be $420,000, and (ii) a retention bonus of $650,000. These payments are double trigger payments and will not be due until termination of employment; however, as described above, the Consulting Agreements provide that a termination of employment will occur no later than 60 days after the Acceptance Time, which will entitle Bud Brigham to receive the amounts described in this paragraph. In addition, under Bud Brigham’s Employment Agreement, within thirty days after termination of his employment by him for Good Reason or by the Company other than upon his death or disability or for Cause (as those capitalized terms are defined in the Employment Agreement), the Company will pay him a cash severance payment equal to (A) the amount of his annual base salary that he would have received during the remainder of his employment term under the Employment Agreement, plus (B) an amount equal to the average annual bonus received by him during the immediately preceding two years, multiplied by the number of years (with portions of a year expressed as a fraction) in the remainder of his employment term. The amount of the cash severance payment is estimated to be $2,773,997, which was calculated assuming a base salary of $525,000, average annual bonus of $319,701, and termination of employment on January 30, 2012, on which date there will be 3.284 years remaining in the employment term under his Employment Agreement. The cash severance payment under Bud Brigham’s Employment Agreement is payable if his employment is terminated by him for Good Reason or by the Company other than upon his death or disability or for Cause (as those capitalized terms are defined in the Employment Agreement), whether or not a change of control has occurred.

(2)	Under each of Mr. Shepherd’s and David Brigham’s Consulting Agreements, within three business days after termination of his employment (which will occur on the earlier of 60 days after the Acceptance Time, the date the Company notifies him his employment is terminated, or his death), the Company will pay him (i) a 2011 bonus equivalent to 80% of his base annual salary, which bonus is expected to be $260,000 for Mr. Shepherd and $232,000 for David Brigham, and (ii) a retention bonus of $650,000 for Mr. Shepherd and $575,000 for David Brigham. In addition, under each of Mr. Shepherd’s and David Brigham’s existing Change of Control Agreements, if his employment is terminated by the Company other than for Cause or by him for Good Reason within two years after the occurrence of a Change of Control (as those capitalized terms are defined in the existing Change of Control Agreements), and provided he executes a general release in favor of the Company, then on the sixtieth day after termination of his employment the Company will pay him a cash severance payment equal to two times the greater of (A) his annual base salary as of the Change of Control and any bonuses or special incentive payments received in the 12-month period prior to the Change of Control and (B) his annual base salary, as of the date of his termination of employment and any bonuses or special incentive payments received in the 12-month period prior to the date of termination. For Mr. Shepherd, the amount of the cash severance payment is estimated to be $1,430,862, which was calculated assuming a base salary of $325,000 and bonus payments of $390,431. For David Brigham, the amount of the cash severance payment is estimated to be $1,250,157, which was calculated assuming a base salary of $290,000 and bonus payments of $335,078. These payments are double trigger payments and will not be due until termination of employment; however, as described above, the Consulting Agreements provide that a termination of employment will occur no later than 60 days after the Acceptance Time, which will entitle Mr. Shepherd and David Brigham to receive the amounts described in this paragraph.

(3)	Under each of Mr. Larson’s and Mr. Langford’s existing Change of Control Agreements, if his employment is terminated by the Company other than for Cause or by him for Good Reason within two years after the occurrence of a Change of Control (as those capitalized terms are defined in the existing Change of Control Agreements), and provided he executes a general release in favor of the Company, then on the sixtieth day after termination of his employment the Company will pay him a cash severance payment equal to two times the greater of (A) his annual base salary as of the Change of Control and any bonuses or special incentive payments received in the 12-month period prior to the Change of Control and (B) his annual base salary, as of the date of his termination of employment and any bonuses or special incentive payments received in the 12-month period prior to the date of termination. For Mr. Larson, the amount of the cash severance payment is estimated to be $1,181,917, which was calculated assuming a base salary of $275,000 and bonus payments of $315,958. For Mr. Langford, the amount of the cash severance payment is estimated to be $1,219,309, which was calculated assuming a base salary of $285,000 and bonus payments of $324,654. These payments are double trigger payments and will not be due unless his employment is terminated as described above following the Acceptance Time. These calculations assume that the employment of each of Mr. Larson and Mr. Langford will terminate immediately following the Acceptance Time.

(4)	Immediately prior to the Acceptance Time, all of the outstanding unvested Options and Restricted Shares will become fully vested. Amounts shown in this column consist of the sum of the amounts shown in the table below, which represent (i) with respect to unvested Options, the cash to be received at the Effective Time by the Named Executive Officers due to the accelerated vesting and cancellation of unvested Options, based on a share price of $36.50 and assuming that there is no incremental vesting of any Options between the date hereof and the Acceptance Time and assuming the Options are not otherwise exercised prior to the Effective Time, and (ii) with respect to unvested Restricted Shares, the cash to be received either at the Acceptance Time (if the Restricted Shares are tendered in the Offer) or at the Effective Time by the Named Executive Officers due to the accelerated vesting and subsequent purchase in the Offer or cancellation in the Merger of Restricted Shares, based on a share price of $36.50 and assuming that there is no incremental vesting of any Restricted Shares between the date hereof and the Acceptance Time. These payments are single trigger payments and do not require termination of a Named Executive Officer’s employment before payment of these amounts can occur.

		Restricted
	Options	Shares
Name	($)	($)

Ben M. Brigham	10,182,460	1,997,061
Eugene B. Shepherd, Jr.	8,899,570	1,590,342
David T. Brigham	8,166,490	1,517,342
Jeffery E. Larson	6,908,800	1,486,061
A. Lance Langford	7,799,950	1,506,939

(5)	For Bud Brigham, the amount shown consists of continuation of life insurance benefits and health benefits as provided in his Employment Agreement. Under Bud Brigham’s Employment Agreement, if his employment is terminated by him for Good Reason or by the Company other than upon his death or disability or for Cause (as those capitalized terms are defined in the Employment Agreement), and whether or not a change of control has occurred, the Company must (i) continue to provide him with life insurance coverage for a period of twenty years following termination of employment, which benefit is valued at $145,929, and (ii) permit him to continue his participation in medical and dental benefit plans maintained by the Company on the same terms and at the same cost as similarly-situated current employees, provided that such coverage is either nontaxable to him or otherwise exempt from Code Section 409A. The amounts shown were calculated assuming that Bud Brigham will continue receiving medical and dental insurance benefits for eighteen months after termination of his employment.

(6)	For the Named Executive Officers other than Bud Brigham, the amount shown consists of continuation of health benefits as provided in their respective Change of Control Agreements. Under each Change of Control Agreement, if the employee’s employment is terminated by the Company other than for Cause or by him for Good Reason within two years after the occurrence of a Change of Control (as those capitalized terms are defined in the existing Change of Control Agreements), and provided he executes a general release in favor of the Company, the Company must permit him to continue his participation in medical and dental benefit plans maintained by the Company until he obtains other employment on the same terms and at the same cost as similarly-situated current employees, provided that such coverage is either nontaxable to him or otherwise exempt from Code Section 409A. The amounts shown were calculated assuming that each of Mr. Shepherd, David Brigham, Mr. Larson and Mr. Langford will continue receiving medical and dental insurance benefits for eighteen months after termination of employment. The benefits described in this paragraph are double trigger benefits and will not be due until termination of employment; however, as described above, the Consulting Agreements provide that a termination of employment will occur for Mr. Shepherd and David Brigham no later than 60 days after the Acceptance Time, which will entitle Mr. Shepherd and David Brigham to receive the benefits described in this paragraph.

(7)	This column shows the potential compensation that could be paid to Bud Brigham, Mr. Shepherd, and David Brigham under their respective Consulting Agreements with the Company. Under those agreements, the Company agreed to continue to pay to each of them (i) during the period from the Acceptance Time through termination of employment, which period could be as long as 60 days, base salary at a rate no less than the rate in effect as of immediately prior to the Acceptance Time, (ii) a consulting fee of $90,000 for services performed during the 90 days following termination of employment, and (iii) an additional

$90,000 if the Company elects to extend the term for an additional 90-day period. The base salary that could be earned during the 60 days following the Acceptance Time assuming continued employment was calculated assuming that the Company maintains the current annual base salary rates of $525,000 for Bud Brigham, $325,000 for Mr. Shepherd, and $290,000 for David Brigham. The payments described in clause (i) of this paragraph are single trigger payments and do not require a termination of a Named Executive Officer’s employment before payment of these amounts can occur. The payments described in clauses (ii) and (iii) of this paragraph are double trigger payments and will only be payable if there is a termination of a Named Executive Officer’s employment following the Acceptance Time.

(8)	The amounts in this column represent the total of all compensation described in the other columns. For Mr. Brigham, $2,947,821 is due upon termination of employment whether or not a change of control has occurred, $12,265,763 are single trigger payments that will be due following a change of control whether or not his employment is terminated, and $1,250,000 are double trigger payments that will be due only if his employment is terminated following a change of control. For the other Named Executive Officers, the single trigger and double trigger components of the total compensation amounts are as follows: (i) Mr. Shepherd — $10,543,300 and $2,546,826; (ii) David Brigham — $9,731,470 and $2,263,121; (iii) Mr. Larson — $8,394,861 and $1,211,099; and (iv) Mr. Langford — $9,306,889 and $1,247,204.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder (which, unless the court determines otherwise for good cause shown, shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment). Any such judicial determination of the fair value of any Shares could be based upon considerations other than, or in addition to, the Offer Price and the market value of such Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger (which is equivalent in amount to the Offer Price). In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the merger consideration which is equal to the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights in accordance with Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, which will be set forth in their entirety in the proxy statement or information statement disseminated in connection with the Merger, unless effected as a “short-form” merger, in which case they will be set forth in a notice of merger to be sent to the Company’s stockholders. The foregoing discussion is not a complete statement of law pertaining to appraisal rights in accordance with Delaware law and is qualified in its entirety by reference to Delaware law.

Each of Parent, Purchaser and the Company has acknowledged and agreed in the Merger Agreement that in any appraisal proceeding under Section 262 of the DGCL with respect to any Shares for which the holder has demanded such an appraisal, and to the fullest extent permitted by applicable law, the Surviving Corporation shall not assert that the Top-Up Option (as defined below), the Shares issued pursuant to the Top-Up Option (the “Top-Up Option Shares”) or any cash or promissory note delivered by Purchaser to the Company as payment for any Top-Up Option Shares should be considered in connection with the determination of the fair value of the Shares in such appraisal proceeding in accordance with Section 262 of the DGCL.

Anti-Takeover Statute

As a Delaware corporation with a class of voting stock listed on a national securities exchange, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding any shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or subsequent to the time such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. These restrictions will not be applicable to Purchaser and Parent because the Board has approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, including for the purposes of Section 203.

Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless each of the Company and Parent file Notification and Report Forms and certain other information with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the parties decide to voluntarily withdraw and re-file to allow a second 15-day waiting period, or the reviewing agency issues a formal request for additional information and documentary material (a “Second Request”). The HSR Act waiting period would be further extended until 10 days following compliance by Parent with the Second Request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including the Attorney General of individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of the Company and Parent expect to file on October 28, 2011 a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. In the absence of the grant of “early termination” of the waiting period or the issuance of a Second Request, the waiting period would then expire at 11:59 p.m. New York City time, on November 14, 2011.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares, other than the foregoing filings under the HSR Act.

Litigation

On October 17, 2011, a putative class action lawsuit was filed in the District Court in Travis County, Texas purportedly on behalf of a class of stockholders of the Company, docketed as Boytim v. Brigham Exploration Company et al., Case No. D-1-GN-11-003205 (the “Boytim Complaint”). The Boytim Complaint names as defendants the Company, members of the Company’s Board of Directors and Parent. The Boytim Complaint seeks certification of a class of the Company’s stockholders and alleges, inter alia, that the members of the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders by failing to engage in an appropriate sales process in connection with the proposed transaction with Parent and Purchaser and that Purchaser aided and abetted the alleged breach of fiduciary duties. The Boytim Complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, and attorneys’ fees and costs of the action.

On October 18, 2011, a putative class action lawsuit was filed in the District Court in Travis County, Texas purportedly on behalf of a class of stockholders of the Company, docketed as Duncan v. Brigham Exploration Company et al., Case No. D-1-GN-11-003215 (the “Duncan Complaint”). The Duncan Complaint names as defendants the Company, members of the Company’s Board of Directors and Parent. The Duncan Complaint seeks certification of a class of the Company’s stockholders and alleges, inter alia, that the members of the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders by failing to engage in an appropriate sales process in connection with the proposed transaction with Parent and Purchaser, that the Company’s Board of Directors inappropriately agreed to certain deal protection devices in the Merger Agreement and that Purchaser aided and abetted the alleged breach of fiduciary duties. The Duncan Complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

On October 19, 2011, a putative class action lawsuit was filed in the District Court in Travis County, Texas purportedly on behalf of a class of stockholders of the Company, docketed as Giske v. Brigham Exploration Company et al., Case No. D-1-GN-11-003227 (the “Giske Complaint”). The Giske Complaint names as defendants the Company, members of the Company’s Board of Directors, Parent and Purchaser. The Giske Complaint seeks certification of a class of the Company’s stockholders and alleges, inter alia, that the members of the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders by failing to engage in an appropriate sales process in connection with the proposed transaction with Parent and Purchaser, that the Company’s Board of Directors inappropriately agreed to certain deal protection devices in the Merger Agreement and that Purchaser and Parent aided and abetted the alleged breach of fiduciary duties. The Giske Complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, the imposition of a constructive trust in favor of the plaintiff and the members of the proposed class action upon any benefits improperly received by defendants as a result of their alleged wrongful conduct, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

On October 20, 2011, and October 21, 2011, respectively, two putative class action lawsuits were filed in the Chancery Court in Delaware purportedly on behalf of a class of stockholders of the Company, the first docketed as Weisberg v. Brigham Exploration Company et al., Case No. 6957 (the “Weisberg Complaint”), and the second docketed as Fioravanti v. Brigham Exploration Company et al., Case No. 6962 (the “Delaware Fioravanti Complaint”). The Weisberg Complaint and the Delaware Fioravanti Complaint both name as defendants the Company, members of the Company’s Board of Directors and Parent. Both the Weisberg Complaint and Delaware Fioravanti Complaint seek certification of a class of the Company’s stockholders and allege, inter alia, that the members of the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders by failing to engage in an appropriate sales process in connection with the proposed transaction with Parent and Purchaser, that the Company’s Board of Directors inappropriately agreed to certain deal protection devices in the Merger Agreement and that Purchaser aided and abetted the alleged breach of fiduciary duties. Both the Weisberg Complaint and the Delaware Fioravanti Complaint seek, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, the imposition of a constructive trust in favor of the plaintiffs and the members of the proposed class actions upon any benefits improperly received by defendants as a result of their alleged wrongful conduct, and costs and disbursements of the action, including reasonable attorneys’ fees and experts’ fees.

On October 24, 2011, a putative class action lawsuit was filed in District Court in Travis County, Texas purportedly on behalf of a class of stockholders of the Company, docketed as Fioravanti v. Brigham Exploration Company et al., Case No. D-1-GN-11-003258 (the “Texas Fioravanti Complaint”). The Texas Fioravanti Complaint names as defendants the Company, members of the Company’s Board of Directors and Parent. The Texas Fioravanti Complaint seeks certification of a class of the Company’s stockholders and alleges, inter alia, that the members of the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders by failing to engage in an appropriate sales process in connection with the proposed transaction with Parent and Purchaser, that the Company’s Board of Directors inappropriately agreed to certain deal protection devices in the Merger Agreement and that Purchaser aided and abetted the alleged breach of fiduciary duties. The Texas Fioravanti Complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, a reversal of any aspect of the Merger Agreement that has been performed, and costs and disbursements of the action, including reasonable attorneys’ fees and experts’ fees.

On October 25, 2011, two putative class action lawsuits were filed in the Chancery Court in Delaware, purportedly on behalf of a class of stockholders of the Company, the first docketed as Teamsters Allied Benefit Funds v. Brigham Exploration Company et al., Case No. 6975 (the “Teamsters Complaint”), and the second docketed as The Edward J. Goodman Life Income Trust and The Edward J. Goodman Generation Skipping Trust v. Brigham Exploration Company et al., Case No. 6969 (the “Goodman Complaint”). Both the Teamsters Complaint and the Goodman Complaint name as defendants the Company, members of the Company’s Board of Directors, Parent and Purchaser. Both the Teamsters Complaint and the Goodman Complaint seek certification of a class of the Company’s stockholders and allege, inter alia, that the members of the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders by failing to engage in an appropriate sales process in connection with the proposed transaction with Parent and Purchaser and that both Parent and Purchaser aided and abetted the alleged breach of fiduciary duties. The Teamsters Complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, the imposition of a constructive trust in favor of the plaintiffs and the members of the proposed class action upon any benefits improperly received by defendants as a result of their alleged wrongful conduct and costs and disbursements of the action, including reasonable attorneys’ fees and experts’ fees. The Goodman Complaint seeks, among other relief, damages resulting from the defendants’ alleged breach of fiduciary duties and costs and disbursements of the action, including reasonable attorneys’ fees and experts’ fees.

On October 26, 2011, two putative class action lawsuits were filed in the Chancery Court in Delaware purportedly on behalf of a class of stockholders of the Company, the first docketed as Oklahoma Law Enforcement Retirement System v. Brigham Exploration Company et al., Case No. 6980 (the “Oklahoma Law Enforcement Complaint”), and the second docketed as Oklahoma Police Pension & Retirement System v. Brigham Exploration Company et al., Case No. 6982 (the “Oklahoma Police Pension Complaint” and, together with the Boytim Complaint, the Duncan Complaint, the Giske Complaint, the Weisberg Complaint, the Delaware Fioravanti Complaint, the Texas Fioravanti Complaint, the Teamsters Complaint, the Goodman Complaint and the Oklahoma Law Enforcement Complaint, collectively the “Complaints”). Both the Oklahoma Law Enforcement Complaint and the Oklahoma Police Pension Complaint name as defendants the Company, members of the Company’s Board of Directors, Parent and Purchaser. Both the Oklahoma Law Enforcement Complaint and the Oklahoma Police Pension Complaint seek certification of a class of the Company’s stockholders and allege, inter alia, that the members of the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders by failing to engage in an appropriate sales process in connection with the proposed transaction with Parent and Purchaser, that the Company’s Board of Directors inappropriately agreed to certain deal protection devices in the Merger Agreement and that both Parent and Purchaser aided and abetted the alleged breach of fiduciary duties. Both the Oklahoma Law Enforcement Complaint and the Oklahoma Police Pension Complaint seek, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, compensatory damages and costs and disbursements of the action, including reasonable attorneys’ fees, accountants’ fees and experts’ fees.

The Company believes the Complaints are without merit and that it has valid defenses to all claims raised by the plaintiffs in the Complaints. The Company intends to defend itself vigorously against these actions.

Vote Required to Approve the Merger; Short-Form Merger

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise (including through exercise of the Top-Up Option described below), at least 90% of the outstanding Shares entitled to vote on the adoption of the Merger Agreement (the “Short Form Threshold”), Purchaser will be able to effect the Merger without the vote of any stockholder of the Company. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger under Section 251 of the DGCL.

Top-Up Option

Subject to the terms of the Merger Agreement and applicable law, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable after the Acceptance Time, to purchase at a price per Share equal to the Offer Price, additional Shares from the Company as necessary so that Purchaser will own, including Shares already owned by Purchaser and Parent immediately prior to the time of such exercise, 100 Shares more than the Short Form Threshold; provided that the Top-Up Option cannot be exercised (i) to the extent the Top-Up Option Shares would exceed the number of the Company’s authorized and unissued Shares and Shares held in treasury, or (ii) if the Short Form Threshold would not be immediately reached after such exercise. If Purchaser does not attain the Short Form Threshold, the Company will hold a special stockholders’ meeting to obtain stockholder approval of the Merger. Purchaser will vote all Shares it acquires pursuant to the Offer in favor of the adoption of the Merger Agreement at the special meeting, thereby assuring its approval.

Section 14(f) Information Statement

The Information Statement included as Exhibit (a)(1)(K) and Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated by reference herein.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed or incorporated by reference in this Schedule 14D-9 are forward-looking statements within the meaning of the federal securities laws. Important factors that could cause our actual results to differ materially from those contained in or implied by the forward-looking statements include early initial production rates which decline steeply over the early life of wells, particularly our Williston Basin horizontal wells for which we estimate the average monthly production rates may decline by approximately 70% in the first twelve months of production, our growth strategies, our ability to successfully and economically explore for and develop oil and gas resources, anticipated trends in our business, competition, our liquidity and ability to finance our exploration and development activities, market conditions in the oil and gas industry, fluctuations in crude oil and natural gas prices, general economic conditions, our ability to make and integrate acquisitions, the impact of governmental regulation and other risks more fully described in the Company’s filings with the Securities and Exchange Commission from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Reports on Form 10-Q. Forward-looking statements are typically identified by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements may be expressed differently. Such forward-looking statements are not guarantees or predictions of future performance, and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that could cause actual results, performance or achievements of the Company or the Surviving Corporation following completion of the Merger to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Actual results may differ materially from current expectations because of risks associated with uncertainties as to: the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Shares will be tendered in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer or Merger on the Company’s business; the fact that the announcement and pendency of the Offer and Merger may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and other uncertainties pertaining to the business of the Company. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, and any or all of the Company’s forward-looking statements may turn out to be wrong. The Company cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to unduly rely on these forward-looking statements. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Company or the Surviving Corporation following the consummation of the Merger unless otherwise stated. The Company undertakes no duty or obligation to update these forward-looking statements, whether as a result of new information, subsequent events or developments, changes in expectations or otherwise.

Item 9.	Exhibits

Exhibit
No.	Document

(a)(1)(A)	Offer to Purchase, dated October 28, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)
(a)(1)(B)	Letter of Transmittal (including Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)
(a)(1)(D)	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on October 28, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)
(a)(1)(G)	Press Release issued by the Company dated October 17, 2011 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on October 17, 2011)
(a)(1)(H)	Investor Presentation of Parent (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent and Purchaser with the SEC on October 17, 2011)
(a)(1)(I)	Transcript of Investor Briefing Teleconference of Parent (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)
(a)(1)(J)	English Translation of Norwegian Investor Briefing Teleconference Transcript of Parent (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)
(a)(1)(K)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9)*
(a)(1)(L)	Press Release issued by Parent dated October 28, 2011 (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)
(a)(1)(M)	Press Release issued by Parent dated October 17, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 17, 2011)
(a)(1)(N)	Form of letter from Parent to the Company’s employees dated October 20, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 20, 2011)
(a)(1)(O)	Investor Presentation of Parent by Chief Executive Officer dated October 27, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)
(a)(1)(P)	Investor Presentation of Parent by Chief Executive Officer dated October 27, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)
(a)(1)(Q)	Transcript of Analyst Teleconference of Parent held on October 27, 2011 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)
(a)(1)(R)	English Translation of Transcript of Press Conference of Parent held by Chief Executive Officer on October 27, 2011 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed with the SEC by Parent and Purchaser on October 28, 2011)
(a)(2)(A)	Letter, dated October 28, 2011, to the Company’s stockholders*

Exhibit
No.	Document

(a)(2)(B)	Opinion of Jefferies & Company, Inc., dated October 16, 2011 (included as Annex B to this Schedule 14D-9)*
(e)(1)	Agreement and Plan of Merger, dated October 17, 2011, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2011)
(e)(2)	Confidentiality Agreement, dated as of December 29, 2010, between the Company and Parent (incorporated by reference to Exhibit (d)(6) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)
(e)(3)	Tender and Voting Agreement, dated as of October 17, 2011, by and among Parent, Purchaser and the directors and executive officers of the Company (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2011)
(e)(4)	Employment and Consulting Agreement dated as of October 17, 2011 by and between Brigham Exploration Company, Brigham, Inc. and Ben M. Brigham*
(e)(5)	Employment and Consulting Agreement dated as of October 17, 2011 by and between Brigham Exploration Company, Brigham, Inc. and David T. Brigham*
(e)(6)	Employment and Consulting Agreement dated as of October 17, 2011 by and between Brigham Exploration Company, Brigham, Inc. and Eugene B. Shepherd, Jr.*
(e)(7)	Terms and Conditions of Continued Employment dated as of October 16, 2011 by and between Statoil Gulf Services LLC and Jeffery E. Larson*
(e)(8)	Terms and Conditions of Continued Employment dated as of October 16, 2011 by and between Statoil Gulf Services LLC and A. Lance Langford*
(e)(9)	Letter Agreement amending Agreement and Plan of Merger, dated October 27, 2011, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(7) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)
(e)(10)	Non-Solicitation Agreement, dated June 17, 2011, by and among Parent and the Company (incorporated by reference to Exhibit (d)(5) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 28, 2011)
(g)(1)	Transcript of oral presentations by certain executive officers to the Company’s employees, on October 17, 2011 (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on October 17, 2011)

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BRIGHAM EXPLORATION COMPANY

Date: October 28, 2011

By:	/s/ Eugene B. Shepherd, Jr.
Name:     Eugene B. Shepherd, Jr.

Title:	Chief Financial Officer and Executive Vice President

ANNEX A

BRIGHAM EXPLORATION COMPANY
6300 Bridge Point Parkway
Building Two, Suite 500
Austin, Texas 78730

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about October 28, 2011 to holders of record of common stock, par value $0.01 per share (the “Common Stock”), of Brigham Exploration Company, a Delaware corporation (“Brigham” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the cash tender offer (the “Offer”) by Fargo Acquisition Inc., a Delaware corporation (“Purchaser”), which is an indirect wholly-owned subsidiary of Statoil ASA, a public limited liability company organized under the laws of the Kingdom of Norway (“Parent”), to purchase all of the shares of Common Stock (the “Shares”) that are issued and outstanding. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the Company’s Board of Directors (the “Board” or the “Board of Directors”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of October 17, 2011, by and among the Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on October 28, 2011 to purchase all of the Shares that are issued and outstanding, at a price of $36.50 per Share, net to the stockholders in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”. Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight (New York City time), on November 30, 2011 (the initial expiration date, or any subsequent date to which the Offer is extended pursuant to the Merger Agreement, the “Expiration Date”), at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will accept for payment and will promptly thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Parent with the Securities and Exchange Commission (the “SEC”) on October 28, 2011.

The Merger Agreement provides that, if there has been validly tendered and not withdrawn prior to the Expiration Date that number of Shares that, together with the Shares then owned by Parent and Purchaser, if any, represents at least a majority of the outstanding Shares on a fully diluted basis, assuming the issuance of all Shares that may be issued upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights (other than Parent’s right to purchase Shares from the Company in certain circumstances under the Top-Up Option, as defined in the Merger Agreement) as of the Expiration Date (the “Minimum Condition”) and Purchaser accepts for payment and pays for the Shares tendered into the Offer and not validly withdrawn (the time of such initial acceptance for payment being the “Acceptance Time”), Parent will be entitled to elect or designate up to such number of directors on the Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Board (giving effect to any increase in the number of directors described in this sentence) and (y) a fraction, the numerator of which is the number of Shares beneficially owned by Parent and Purchaser (giving effect to the Shares accepted for payment pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares, and the Company will cause the directors designated by Parent to be elected or appointed to the Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors and taking any other necessary actions. The effect of Parent’s exercise of its right under the Merger Agreement is the ability to designate a majority of the Board.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the possible appointment of Purchaser’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning Parent, Purchaser and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE BOARD

Information with respect to the Designees

Parent has informed the Company that it will choose its designees to the Board from the list of persons set forth below (the “Potential Designees”).

The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Each of Purchaser and Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Each of Purchaser and Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that Parent’s designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than December 1, 2011, and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of October 28, 2011, age, current principal occupation or employment and employment history during the last five years). The business address of each Potential Designee is Forusbeen 50, N-4035, Stavanger, Norway.

		Current Principal Occupation or Employment;
Name; Country of Citizenship	Age	Positions Held During the Past Five Years

Jason Nye; USA	47	Director, Fargo Acquisition Inc. October 2011 — Present

		Current Principal Occupation or Employment;
Name; Country of Citizenship	Age	Positions Held During the Past Five Years

		Vice President, Finance & Control, Development and Production North America Statoil ASA January 2011 — Present

		Vice President, Finance & Control, International Exploration & Production Statoil ASA August 2008 — December 2010

		Head of Liquefied Natural Gas Growth Theme, Statoil ASA October 2007 — July 2008

		Senior Strategy Advisor, Statoil ASA April 2007 — September 2007

		Head of Group Strategy, BG Group Thames Valley Park, Reading, Berkshire, RG6 1PT United Kingdom (Integrated Natural Gas Company) 2005 — March 2007

Heidi Wolden; Norway	41	Finance & Control Vice President, Statoil North America October 2011 — Present

		Finance & Control Manager, Statoil North America January 2011 — October 2011

		Finance & Control Manager, Statoil Development and Production International October 2007 — December 2010

		Finance & Control Manager, Statoil Development and Production September 2005 — September 2007

Kathy Kanocz; USA	43	Director, Fargo Acquisition Inc. October 2011 — Present

		Vice President, Health, Safety and Environment, Statoil Development, Production North America, Statoil ASA January 2011 — Present

		Current Principal Occupation or Employment;
Name; Country of Citizenship	Age	Positions Held During the Past Five Years

		Board Member, Statoil USA 2103 CityWest Boulevard Suite 800 Houston, Texas, 77042 (Oil and Gas Exploration Company) July 2011 — Present

		Vice President, Health, Safety and Environment, United States & Mexico, Statoil ASA January 2010 — December 2010

Health, Environment and Safety Team Leader,
Chevron Pipeline Company
4800 Fournace Place Drive
Bellaire, TX 77401
(Transporter of Crude Oil, Refined Petroleum Products, Liquefied Petroleum Gas, Natural Gas and Chemicals)
		March 2006 — January 2010

		Manager, Training and Competency, Gulf of Mexico Operations BP Global 200 Westlake Boulevard Houston, TX 77079 (International Oil and Gas Company) 2005 — March 2006

Andrew Byron Winkle; USA	58	Director, Fargo Acquisition Inc. October 2011 — Present

		Vice President, United States Onshore, Statoil ASA January 2009 — Present

		Vice President, Business Development North America, Statoil ASA October 2007 — January 2009

		Vice President, Business Development Venezuela, Statoil ASA July 2005 — October 2007

Paul Owen; USA	42	Secretary and Vice President, Legal, Fargo Acquisition Inc. October 2011 — Present

		Current Principal Occupation or Employment;
Name; Country of Citizenship	Age	Positions Held During the Past Five Years

		Managing Counsel, Upstream USA and North America, Statoil ASA January 2008 — Present

		Senior Legal Counsel, Chevron USA Inc. 6001 Bollinger Canyon Road San Ramon, CA 94583 (Explorer, Extractor, and Producer of Crude Oil, Natural Gas, and Natural Gas Liquids) June 2005 — January 2008

Irene Rummelhoff; USA	44	President, Fargo Acquisition Inc. October 2011 — Present

		Senior Vice President, Strategy and Business Development North America, Statoil ASA January 2011 — Present

		Vice President, Business Development North America, Statoil ASA January 2010 — January 2011

		Senior Vice President, International Gas Statoil ASA October 2004 — January 2010

GENERAL INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 180 million shares of Common Stock. The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of October 14, 2011, there were 117,314,532 Shares outstanding. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any Shares.

CURRENT BOARD AND MANAGEMENT

Directors and Executive Officers

The table below sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on October 26, 2011. Each director’s term expires in 2012.

Name	Age	Position

Ben M. “Bud” Brigham	52	Director, Chief Executive Officer, President and Chairman of the Board
David T. Brigham	51	Director, Executive Vice President — Land and Administration
Harold D. Carter	72	Director
Stephen C. Hurley	61	Director
Stephen P. Reynolds	59	Director
Hobart A. Smith	74	Director
Scott W. Tinker	51	Director
Eugene B. Shepherd, Jr.	53	Executive Vice President and Chief Financial Officer
A. Lance Langford	49	Executive Vice President — Operations
Jeffery E. Larson	52	Executive Vice President — Exploration

Board of Directors and Executive Officers

Ben M. “Bud” Brigham has served as our Chief Executive Officer, President and Chairman of the Board since we were founded in 1990. From 1984 to 1990, Mr. Brigham served as an exploration geophysicist with Rosewood Resources, an independent oil and gas exploration and production company. Mr. Brigham began his career in Houston as a seismic data processing geophysicist for Western Geophysical, Inc., a provider of 3-D seismic services, after earning his B.S. in Geophysics from the University of Texas. Mr. Brigham is a member of the National Petroleum Council, the Independent Producers Association of America, the American Association of Petroleum Geologists, the Society of Exploration Geophysicists and the Society of Independent Professional Earth Scientists. Mr. Brigham is the brother of David T. Brigham, Executive Vice President — Land and Administration and a member of our Board of Directors. Our Board of Directors has determined that Mr. Brigham’s past experience as a geophysicist and serving as our Chief Executive Officer, President and Chairman of the Board since we were founded qualifies him to continue to serve on our Board of Directors.

David T. Brigham joined us in 1992 and has served as a Director since May 2003 and as Executive Vice President — Land and Administration since June 2002. Mr. Brigham served as Senior Vice President — Land and Administration from March 2001 to June 2002, Vice President — Land and Administration from February 1998 to March 2001, Vice President — Land and Legal from 1994 until February 1998 and as Corporate Secretary from February 1998 to September 2002 and as interim Corporate Secretary during April 2007, and otherwise as necessary from time-to-time. From 1987 to 1992, Mr. Brigham worked as an attorney in the energy section with Worsham, Forsythe, Sampels & Wooldridge. For a brief period of time before attending law school, Mr. Brigham was a landman for Wagner & Brown Oil and Gas Producers, an independent oil and gas exploration and production company. Mr. Brigham holds a B.B.A. in Petroleum Land Management from the University of Texas and a J.D., cum laude, from Texas Tech School of Law. Mr. Brigham is the brother of Ben M. Brigham, Chief Executive Officer, President and Chairman of the Board of Directors. Our Board of Directors has determined that Mr. Brigham’s past experience as a landman and oil and gas attorney and serving as one of our executive officers since 1992 qualifies him to continue to serve on our Board of Directors.

Harold D. Carter has served as a Director on our Board since 1992. Mr. Carter served as a consultant to us from 1992 through 2008. Mr. Carter has more than 40 years of experience in the oil and gas industry and has been an independent consultant since 1990. Prior to consulting, Mr. Carter served as Executive Vice President of Pacific Enterprises Oil Company (USA). Before that, Mr. Carter was associated for 20 years with Sabine Corporation, ultimately serving as President and Chief Operating Officer from 1986 to 1989. Mr. Carter is a director of Abraxas Petroleum Corporation, a publicly traded oil and gas company, and Longview Production Company, a private company. Mr. Carter is also a former director of Energy Partners Ltd., a publicly traded oil and gas company. Mr. Carter is also Vice Chairman of the Board of Trustees of the Texas Scottish Rite Hospital for Children. Mr. Carter has a B.B.A. in Petroleum Land Management from the University of Texas and has completed the Program for Management Development at the Harvard University

Business School. Our Board of Directors has determined that Mr. Carter’s experience advising companies in the oil and gas industry, as well as his experience serving as a member of the board of directors of Abraxas Petroleum Corporation, qualifies him to continue to serve on our Board of Directors.

Stephen C. Hurley has served as a Director on our Board since December 2002. Mr. Hurley is a former President of Hunt Oil Company and a former member of the Hunt Oil Company Board of Directors, having been associated with Hunt Oil since August 2001. Prior to joining Hunt Oil, Mr. Hurley served as Chief Operating Officer, Executive Vice President and a member of the Board of Directors for Chieftain International, Inc. from August 1995 to August 2001. Prior to joining Chieftain in 1995, Mr. Hurley was Vice President of Exploration and Production for Murphy Exploration and Production Company. Prior to that, he was affiliated with Exxon Company USA and Ocean Drilling and Exploration Company. Mr. Hurley is a director of Magnum Hunter Resources Corporation, a publicly traded exploration and production company. Mr. Hurley holds a Masters of Science degree in Geology from the University of Arkansas and an advanced degree in business studies from Harvard University. Our Board of Directors has determined that Mr. Hurley’s experience from his positions at various oil and gas companies, as well as his education in geology and business, qualifies his to continue to serve on our Board of Directors.

Stephen P. Reynolds has served as a Director on our Board since 1996. Mr. Reynolds is currently a private investor. Mr. Reynolds served as a special adviser to General Atlantic, LLC and was associated with General Atlantic or its predecessor entities from April 1980 to 2000. From 1975 to 1980, Mr. Reynolds worked for Peat Marwick Mitchell, an accounting firm, that later merged to form KPMG LLP. There, he served as the Supervising Senior Accountant on the auditing staff where he was responsible for auditing businesses of various sizes. Mr. Reynolds holds a B.A. in Economics from Amherst College and a Masters Degree in Accounting from New York University. Our Board of Directors has determined that Mr. Reynolds extensive financial and accounting background brings considerable financial experience to the Board of Directors and qualifies him to continue to serve on our Board of Directors.

Hobart A. Smith has served as a Director on our Board since December 2002. Mr. Smith is currently a consultant to Schlumberger, primarily in Customer Relations and Industry Affairs. Mr. Smith has been associated with Schlumberger and its affiliates and predecessors, including Smith International, Inc., a products and services supplier to the oil and gas and petrochemical industries, in various capacities since 1965, including Vice President of Customer Relations, Assistant to the President and Vice President of Marketing. Mr. Smith is also a director of HKN Corp., and Stallion Oilfield Services, both publicly traded oil and gas companies. Mr. Smith has a degree in Business Administration from Claremont-McKenna College. Our Board of Directors has determined that Mr. Smith’s experiences from his affiliations with Schlumberger, as well as his experience serving as a director of HKN Corp. and Stallion Oilfield Services qualifies him to continue to serve on our Board of Directors.

Scott W. Tinker, Ph.D. has served as a Director on our Board since December 2007. Dr. Tinker is the Director of the Bureau of Economic Geology at The University of Texas. Dr. Tinker is past President of the American Association of Petroleum Geologists, a member of the National Petroleum Council, was appointed by the Governor of Texas to the Interstate Oil & Gas Compact Commission, and has completed two Distinguished Lecture tours for the American Association of Petroleum Geologists and one for the Society of Petroleum Engineers. Dr. Tinker is the State Geologist of Texas, past President of the Association of American State Geologists, and a Professor in The University of Texas’ Department of Geological Sciences where he holds the Allday Endowed Chair. Dr. Tinker is the acting Associate Dean of Research and a member of the Executive Committee in the Jackson School of Geosciences, the Director of the Advanced Energy Consortium, and a member of the Interstate Oil and Gas Compact Commission. Dr. Tinker is also a member of the BP Technical Advisory Council. Prior to joining the Bureau of Economic Geology in January 2000, Dr. Tinker spent 17 years as a geologist in various capacities in the oil and gas industry. Much of this time was spent in Marathon Oil’s Petroleum Technology Center in Littleton, Colorado, where he built 3-D models of large oil and gas fields. Dr. Tinker holds a Ph.D. from the University of Colorado, a M.S. from the University of Michigan and a B.S. from Trinity University. Our Board of Directors has determined that Dr. Tinker’s experience as geologist, both in the oil and gas industry, with governments and in educational research, qualifies him to continue to serve on our Board of Directors.

Eugene B. Shepherd, Jr. has served as Executive Vice President and Chief Financial Officer since October 2003, and previously served as Chief Financial Officer from June 2002 to October 2003. Mr. Shepherd has approximately 27 years of financial and operational experience in the energy industry. Prior to joining us, Mr. Shepherd served as Integrated Energy Managing Director for the investment banking division of ABN AMRO Bank, where he executed merger and acquisition advisory, capital markets and syndicated loan transactions for energy companies. Prior to joining ABN AMRO, Mr. Shepherd spent fourteen years as an investment banker for Prudential Securities Incorporated, Stephens Inc. and Merrill Lynch Capital Markets. Mr. Shepherd worked as a petroleum engineer for over four years for both Amoco Production Company and the Railroad Commission of Texas. He holds a B.S. in Petroleum Engineering and an MBA, both from the University of Texas at Austin.

A. Lance Langford joined us in 1995 as Manager of Operations, served as Vice President — Operations from January 1997 to March 2001, served as Senior Vice President — Operations from March 2001 to September 2003 and has served as Executive Vice President — Operations since September 2003. From 1987 to 1995, Mr. Langford served in various engineering capacities with Meridian Oil Inc., handling a variety of reservoir, production and drilling responsibilities. Mr. Langford holds a B.S. in Petroleum Engineering from Texas Tech University.

Jeffery E. Larson joined us in 1997 and was Vice President — Exploration from August 1999 to March 2001, Senior Vice President — Exploration from March 2001 to September 2003 and has served as Executive Vice President — Exploration since September 2003. Prior to joining us, Mr. Larson was an explorationist in the Offshore Department of Burlington Resources, a large independent exploration company, where he was responsible for generating exploration and development drilling opportunities. Mr. Larson worked at Burlington from 1990 to 1997 in various roles of responsibility. Prior to Burlington, Mr. Larson spent five years at Exxon as a Production Geologist and Research Scientist. He holds a B.S. in Earth Science from St. Cloud State University in Minnesota and a M.S. in Geology from the University of Montana.

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Except as stated above with respect to Mr. Bud Brigham and Mr. David Brigham, there are no family relationships among the directors and executive officers of the Company.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our Corporate Governance Guidelines assist the Board of Directors in exercising its responsibilities and provide better communication of our policies to the public. The Corporate Governance Guidelines reflect the Board of Directors’ commitment to monitor the effectiveness of policy and decision-making, both at the Board of Directors and management level, with a view to enhancing long-term stockholder value. A copy of our Corporate Governance Guidelines may be found on our website at www.bexp3d.com.

Code of Business Conduct and Ethics

We adopted our Code of Business Conduct and Ethics that applies to our directors, officers and employees and sets out our policy regarding laws and business conduct, contains other policies relevant to business conduct and sets out a process for reporting violations thereof. A copy of our Code of Business Conduct and Ethics may be found on our website at www.bexp3d.com.

Board Independence

Our business and affairs are managed by and under the direction of our Board of Directors, which exercises all corporate powers and establishes broad corporate policies. In the opinion of the Board of Directors, and as “independent” is currently defined by the NASDAQ Stock Market Rules, a majority of the members of our Board of Directors are independent of management and free of any relationship that would interfere with their exercise of independent judgment.

The Board of Directors has affirmatively determined that Harold D. Carter, Stephen C. Hurley, Stephen P. Reynolds, Hobart A. Smith and Dr. Scott W. Tinker are independent.

The Board of Directors has affirmatively determined that all of the members of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee are independent as defined under the Exchange Act Rules and the NASDAQ Stock Market Rules.

Board Leadership and Risk Oversight

Our Chairman of the Board is also our Chief Executive Officer. We believe that by having this combined position, our Chief Executive Officer Chairman serves as a bridge between management and the Board of Directors, ensuring that both act with a common purpose. In addition, we believe that the combined position facilitates our focus on both long- and short- term strategies. Further, we believe that the advantages of having a Chief Executive Officer Chairman with extensive knowledge of our company, as opposed to a relatively less informed independent chairman, outweigh potential disadvantages. Additionally, of our seven current Board of Directors members, five have been deemed to be independent by our Board of Directors. Accordingly, we believe that our super-majority of independent directors provides sufficient independent oversight of our management. Our Compensation Committee annually reviews our corporate goals and presents our Chief Executive Officer’s compensation for Board of Directors approval, and our bylaws also allow special meetings to be called by a majority of our directors or the President, rather than solely by the Chairman or the Chief Executive Officer. We do not have a lead independent director.

Our non-management directors hold executive sessions without management at regularly scheduled meetings of our Board of Directors. These sessions take place outside the presence of our Chief Executive Officer or any of our other employees. These executive sessions allow our non-management directors the opportunity to consider separately management performance and broader matters of strategic significance to us. During 2010, our non-management directors met three times in executive sessions of the Board of Directors.

We administer our risk oversight function through our Audit Committee as well as through our Board of Directors as a whole. Our Audit Committee is empowered to appoint and oversee our independent registered public accounting firm, monitor the integrity of our financial reporting processes and systems of internal controls and provide an avenue of communication among our independent auditors, management, our internal auditing department and our Board of Directors. Additionally, reports are provided during meetings of our Board of Directors by the individuals who oversee risk management in liquidity and credit areas, environmental, safety, litigation and other operational areas.

Meetings and Committees of the Board of Directors

In 2010, our Board of Directors held ten meetings, as well as conducted various other business through unanimous consents. Each director attended all of the meetings, with the exception of Mr. Steve Hurley and Mr. Steve Reynolds, each of whom did not attend one of the meetings.

The Audit Committee held six meetings in 2010. Each member of the Audit Committee attended all of the meetings.

The Compensation Committee held eight meetings in 2010, as well as conducted various other business through unanimous consents. Each member of the Compensation Committee attended all of the meetings.

The Nominations and Corporate Governance Committee met in March 2010 and recommended the nominees that were elected to the Board of Directors at the 2010 Annual Meeting of Stockholders. With the exception of Mr. Steve Reynolds, all of the members of the Nominations and Corporate Governance Committee attended this meeting. The Nominations and Corporate Governance Committee also met in March 2011 and recommended to the Board of Directors the nominees that were elected to the Board of Directors at the 2011 Annual Meeting of Stockholders. Each member of the Nominations and Corporate Governance Committee attended this meeting.

Each director attended, either in person or by telephone conference, no fewer than 75% of the Board of Directors or committee meetings held while serving as a director or committee member in 2010. With the exception of Mr. Steve Hurley, who had a scheduling conflict, all members of the Board of Directors attended our 2010 Annual Meeting of Stockholders and the Board of Directors recommends that each director attend all of our stockholder meetings. With the exception of Mr. Tinker, all members of the Board of Directors attended our 2011 Annual Meeting of Stockholders.

The following table sets forth the members of each committee:

Committee
Nominating &
Name	Audit	Compensation	Corporate Governance

Ben M. Brigham
David T. Brigham
Harold D. Carter		X	X
Stephen C. Hurley	X	X
Stephen P. Reynolds	X		X
Hobart A. Smith		X	X
Scott W. Tinker	X

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee sets guidelines for our officers and employees in order to encourage corporate responsibility and reinforce good business practices and to monitor our Code of Ethics and other corporate policies, procedures and processes. The Nominating and Corporate Governance Committee charter is available on our website at www.bexp3d.com.

Pursuant to the charter, the Nominating and Corporate Governance Committee is permitted to pay fees to third parties to identify, evaluate or assist it in identifying or evaluating potential director nominees, however, the Nominating and Corporate Governance Committee has not yet paid any such fees.

The minimum qualifications and specified qualities or skills that the Nominating and Corporate Governance Committee takes into account when evaluating director nominees include: director independence as required by Rule 5605(a)(2) of the NASDAQ Stock Market Rules, integrity, business acumen, age, experience, commitment, diligence, lack of conflicts of interest and the ability to act in the interests of all stockholders. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria. The Nominating and Corporate Governance Committee believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of independence, experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities.

The process employed by the Nominating and Corporate Governance Committee for identifying and evaluating nominees is as follows:

•	collect a list of potential nominees from, among others, management, our Board of Directors and stockholder recommendations (either in advance of the annual meeting or from time to time);

•	evaluate potential conflicts;

•	interview a select group of nominees;

•	select a nominee most likely to advance the best interests of stockholders; and

•	recommend the nominee for Board of Directors approval.

Pursuant to its charter, the Nominating and Corporate Governance Committee receives and considers all stockholder recommendations relating to the nomination of a member of the Board of Directors. The Nominating and Corporate Governance Committee evaluates nominees recommended by stockholders by following the same process and applying substantially the same criteria as for nominees selected by it. The Nominating and Corporate Governance Committee will consider director nominees of stockholders, provided that such recommendations are made in writing to the attention of our Corporate Secretary and received not less than 90 days in advance of our annual stockholder meeting.

All our directors bring to our Board of Directors a variety of leadership experience derived from their service as executives and directors of oil and gas companies. The process undertaken by the Nominating Committee in recommending qualified director candidates is described below. In considering whether to recommend any candidate for inclusion in the Board of Directors’ slate of recommended director nominees, including candidates recommended by stockholders, the Nominating and Corporate Governance Committee will apply the criteria set forth in our Corporate Governance Guidelines. These criteria include the candidate’s integrity, business acumen, age, experience, commitment, diligence, conflicts of interest and the ability to act in the interests of all stockholders. Our Corporate Governance Guidelines specify that the value of diversity on the Board of Directors should be considered by the Nominating and Corporate Governance Committee in the director identification and nomination process. The Committee seeks nominees with a diversity of experience, professions, skills, geographic representation and backgrounds. The Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities. Nominees are not discriminated against on the basis of sex, race, religion, national origin, sexual orientation, disability or any other basis proscribed by law.

Audit Committee

The Audit Committee’s primary responsibilities are to:

•	recommend our independent registered public accounting firm to our Board of Directors;

•	review with our independent registered public accounting firm, the plan and scope of the independent registered public accounting firm’s annual audit, the results thereof and the independent registered public accounting firm’s fees;

•	review our financial statements; and

•	take such other action as it deems appropriate as to the accuracy and completeness of our financial records and our financial information gathering, reporting policies and procedures.

A copy of the Audit Committee’s charter is available on our website at www.bexp3d.com.

The Board of Directors determined that each member of the audit committee is financially literate and Stephen C. Hurley and Stephen P. Reynolds are Audit Committee financial experts as defined by the Securities and Exchange Commission. Stephen P. Reynolds serves as Chairman of the Audit Committee.

Furthermore, the Board of Directors biannually forms an assessment team to review the effectiveness of the Audit Committee in achieving its stated purpose as outlined in its charter. In 2010, the assessment team reviewed the effectiveness of the Audit Committee for 2009 and concluded that our Audit Committee was in full compliance with the requirements of its charter, the Sarbanes-Oxley Act of 2002, NASDAQ Stock Market Rules and all other applicable federal laws, government rules and regulations and the industry best practices. Additionally, the assessment team did not identify any material deficiencies in the Audit Committee practices.

Based on its review, the assessment team did not offer recommendations to improve the Audit Committee’s effectiveness.

Audit Committee Audit and Non-Audit Services Approval Policy

In accordance with the policies of our Audit Committee and the requirements of law, all services to be provided by our independent registered public accounting firm are pre-approved by the Audit Committee. Pre-approval is required for audit services, audit-related services, tax services and other services. Generally, pre-approvals are provided for up to a year, relate to a specific task or scope of work and are subject to a specific budget. To avoid certain conflicts of interest, publicly traded companies are prohibited from obtaining certain non-audit services from their independent registered public accounting firm. We obtain these services from other service providers as needed. Moreover, we have historically restricted the use and scope of permissible non-audit services obtained from our independent registered public accounting firm. Prior to KPMG’s engagement as our auditor, we did utilize them for tax services. Subsequent to KPMG’s engagement, we began utilizing other parties for a majority of these tax services; however, we continue to utilize KPMG for a limited amount of tax services, all of which were approved in advance by the Audit Committee.

Report of the Audit Committee

To the Stockholders of Brigham Exploration Company:

As members of the Audit Committee of the Board of Directors, we are responsible for helping to ensure the reliability of the company’s financial statements.

Independence of Audit Committee Members.  All of the members of the Audit Committee are independent as defined by Rule 5605(a)(2) of the Nasdaq Stock Market Rules and the most recent interpretations of those standards.

Review and Discussions.  We have reviewed and discussed the audited financial statements with management. We have also discussed with our independent registered public accounting firm the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU § 380) and SAS 90. Additionally, we have received the written disclosures and the letter from the independent auditors at KPMG LLP, as required by Independent Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and have discussed with the independent auditors their independence.

Recommendation to Include Audited Financial Statements in Annual Report.  Based on our discussions with management and our independent registered public accounting firm, and our review of the representation of management and the report of our independent registered public accounting firm to the Audit Committee, we recommended that the Board of Directors include the audited consolidated financial statements in Brigham Exploration Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission.

February 17, 2011

Stephen P. Reynolds, Chairman
Stephen C. Hurley
Dr. Scott W. Tinker

Compensation Committee

The Compensation Committee exercises the power of the Board of Directors in connection with all matters relating to compensation of executive officers and the administration of our stock option programs. A copy of the Compensation Committee charter is available on our website at www.bexp3d.com. See “Compensation Discussion and Analysis — Compensation Committee.”

Compensation Committee Interlocks and Insider Participation

Members of our Compensation Committee are currently Harold D. Carter, Stephen C. Hurley and Hobart A. Smith. The Compensation Committee made all determinations concerning executive officer compensation for the last fiscal year. None of our executive officers has served on the Board of Directors or on the compensation committee for any other entity in which any member of our Board of Directors is an officer. None of our executive officers has served on the compensation committee for any other entity where one of the executive officers of such entity serves (or has served) on our Compensation Committee.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on that review and discussion recommended its inclusion in the Proxy Statement for the 2011 Annual Meeting of Stockholders to the Board of Directors.1

April 21, 2011

Harold D. Carter, Chairman
Stephen C. Hurley
Hobart A. Smith

The foregoing Compensation Committee Report does not constitute soliciting material and should not be deemed to be filed or incorporated by reference into any other filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates the Report by reference therein.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This compensation discussion and analysis describes the material elements of compensation awarded to, earned by, or paid during the last completed fiscal year to each of our executive officers who are listed as named executive officers in our Summary Compensation Table on page A-21. This compensation discussion and analysis focuses on the information contained in the following tables and related footnotes and narrative for primarily the last completed fiscal year, but we also describe compensation actions taken before or after the last completed fiscal year to the extent it enhances the understanding of our executive compensation disclosure.

Although it varies from year to year, the principal elements of our executive compensation program generally consist of base salary, cash bonuses, long-term equity incentives in the form of stock options and restricted stock, 401(k) matching and performance contributions, post-termination severance payments and acceleration of stock option and restricted stock vesting for named executive officers upon certain terminations of employment and/or a change of control of our company. Our philosophy is to position the aggregate of these elements at a level that will adequately compensate and retain our executive officers and is proportionate to companies of similar size and sustained performance.

1 This refers to our definitive proxy statement on Schedule 14A filed with the SEC on April 29, 2011.

Our named executive officers are:

Name	Title

Ben M. Brigham	Chief Executive Officer, President and Chairman of the Board
Eugene B. Shepherd, Jr.	Executive Vice President and Chief Financial Officer
Jeffery E. Larson	Executive Vice President-Exploration
David T. Brigham	Executive Vice President-Land and Administration
A. Lance Langford	Executive Vice President-Operations

Compensation Committee

Our Compensation Committee administers our executive compensation program. In accordance with its charter and as required by law and the NASDAQ Stock Market Rules, the Compensation Committee is composed entirely of independent directors. The role of the Compensation Committee is to oversee our executive compensation and benefit plans and policies, administer our equity incentive plans and review and approve all compensation decisions relating to the named executive officers.

In early 2010, our Chief Executive Officer, aided by the Manager of Human Resources and the Executive Vice President of Land and Administration, conducted an annual benchmark review of our executive compensation, as well as the mix of elements used to compensate our named executive officers. The review was performed utilizing the most recent Mercer Energy Compensation Survey and the ECI Oil & Gas E&P Compensation Survey, as well as other executive compensation information available through filings made with the Securities and Exchange Commission by other oil and gas exploration companies. The Mercer Energy Compensation Survey data we utilized involved three modules that we participated in and purchased. The three modules were the Upstream/Midstream, the General Benchmark and the Cross Segment modules, which were submitted by 101, 154 and 153 organizations involved in the oil and gas industry, respectively. The ECI Oil & Gas E&P Compensation Survey contains data submitted by 119 oil and gas exploration and production companies. In addition, we participated in and received a peer report prepared by ECI that contained additional compensation data for 19 companies we selected. The companies we selected were Berry Petroleum Company, Bill Barrett Corporation, Cabot Oil & Gas Corporation, Carrizo Oil & Gas, Inc., Cimarex Energy, Co., Comstock Resources, Inc., Concho Resources, Inc., Continental Resources, Inc., Denbury Resources, Inc., Goodrich Petroleum Corporation, Newfield Exploration Company, Oasis Petroleum, Inc., Penn Virginia Oil & Gas, Petrohawk Energy Corporation, Plains Exploration & Production Company, Quicksilver Resources, Inc., SM Energy Company, Ultra Petroleum Corporation and Whiting Petroleum Corporation. We generally benchmarked each element of our executive compensation and total compensation between the high and low range of compensation reported by the companies participating in the surveys. Additionally, due to the fact that the categories in the surveys did not always precisely match each officer’s job description, several ranges may have been considered. In reviewing the industry surveys, we placed greater emphasis on the compensation ranges established by oil and gas exploration companies within our general geographical area and revenue size.

In late 2010, our Compensation Committee retained a compensation consultant to review our policies and procedures with respect to executive compensation. The Compensation Committee retained Cogent Compensation Partners (“Cogent”) to review and analyze our executive officer compensation policies. Cogent reviewed the roles and job responsibilities of each of the executive officers, compiled an industry peer group for comparison of compensation policies and then prepared and provided to the Compensation Committee an executive compensation review for the Company. The peer group utilized for the analysis included the following companies: Berry Petroleum Company, Bill Barrett Corporation, Cabot Oil & Gas Corporation, Carrizo Oil & Gas, Inc., Comstock Resources, Inc., Concho Resources, Inc., Continental Resources, Inc., EXCO Resources, Inc., Forest Oil Corporation, Goodrich Petroleum Corporation, Oasis Petroleum, Inc., Petrohawk Energy Corporation, Quicksilver Resources, Inc., Range Resources Corporation, Rosetta Resources, Inc., SandRidge Energy, Inc., SM Energy Company, Swift Energy Company, Venoco, Inc. and Whiting Petroleum Corporation Based on the Compensation Committee’s review of the information provided to it by Cogent, the Compensation Committee recommended adjustments to each of the named executive officer’s base salaries.

As part of the annual compensation review process, each named executive officer prepares a self-evaluation regarding his respective accomplishments and contributions for the past year for the Compensation Committee. The self-evaluations and the survey information are provided by the Chief Executive Officer to the Compensation Committee along with compensation recommendations for each of the named executive officers with respect to the annual determinations of their base salaries. This information may also be considered by the Chief Executive Officer and the Compensation Committee in determining the cash bonuses for the named executive officers. These determinations are typically made at the beginning of the year subsequent to the compilation and analysis of the prior year’s financial and operational results. This information may also be used in connection with determinations regarding grants of restricted stock and stock options.

The Chief Executive Officer may or may not make recommendations regarding his own compensation. Our Chief Executive Officer does not vote on items before the Compensation Committee, however, the Compensation Committee solicits his views on compensation matters, including as they relate to the compensation of the other named executive officers and members of senior management reporting to the Chief Executive Officer.

In each case, once the Compensation Committee receives and reviews the supporting materials and the Chief Executive Officer’s recommendations as to named executive officer compensation, it meets with the Chief Executive Officer to discuss those recommendations. The Compensation Committee will then meet without the Chief Executive Officer to further discuss and analyze the recommendations and supporting materials before making a determination with respect to named executive officer compensation.

Compensation Philosophy

We believe that attracting and retaining key executive officers is paramount to our success. The Compensation Committee believes that compensation paid to the named executive officers should be aligned with our performance on both a short-term and long-term basis, while remaining competitive with that of our peer companies with whom we compete for executive talent. The Compensation Committee believes that compensation should be structured to ensure that a significant portion of the compensation opportunity is directly related to our success at efficiently growing stockholder net asset value, our stock performance and other factors that directly and indirectly influence stockholder value. The Compensation Committee routinely reviews its policies and practices and has determined that there are no risks arising from them that would be reasonably likely to have a material adverse effect on us. While compensation amounts differ for each employee, the method of awarding it and mixture of it is not structured differently for different divisions.

Compensation Program

For 2010, our total compensation program for the named executive officers was designed to consist primarily of the following:

•	Base Salaries;

•	Non-Equity Incentive Compensation and Bonuses;

•	401(k) Matching and Performance Contributions;

•	Long-term Incentive Compensation consisting of stock options and restricted stock; and

•	Post-termination Compensation.

For our named executive officers in 2010, base salaries comprised on average 43% of cash compensation, discretionary cash bonuses comprised on average 17% of cash compensation, non-equity incentive plan payments comprised on average 35% of cash compensation and 401(k) matching and performance contribution comprised the remaining 5% of cash compensation. These percentages vary depending on both the individual named executive officer’s performance and our performance. In determining how many stock options or shares of restricted stock to grant, we consider the amount of equity that will help retain and motivate the named executive officers in connection with a review of competitive compensation data and individual performance.

Base Salaries

The base salaries paid to the named executive officers are viewed as the basic compensation for their services. Base salaries for our named executive officers are established based on the scope of their responsibilities, individual performance and experience, taking into account competitive market compensation paid by other companies for similar positions. Generally, we believe that our executive base salaries should be within the range of salaries being paid to executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Our Chief Executive Officer is the only named executive officer that has entered into an employment agreement with us. Pursuant to the agreement entered into in 1997, Mr. Brigham was initially entitled to receive a base salary of $275,000 and is eligible for increases in his annual base salary, not less frequently than once each fiscal year. The Compensation Committee undertakes the same process with respect to the consideration of increases in Mr. Brigham’s base salary as it does for the other named executive officers.

The base salaries paid to each of the named executive officers in calendar year 2010 are set forth in the Summary Compensation Table on page A-21.

Non-Equity Incentive Plan Compensation and Discretionary Bonuses

Non-equity incentive plan compensation is paid to the named executive officers upon the successful attainment of certain performance objectives on our part and in part on the named executive officer’s individual performance and accomplishments. In assessing the named executive officers’ performance, the Compensation Committee considers actual results for each of our performance objectives, compared to the goals established at the beginning of the year. In assessing performance, the Compensation Committee may also consider unforeseen or uncontrollable circumstances that occurred during the year that may have had an impact on the established goals. For each named executive officer, the Compensation Committee also considers the individual contributions and accomplishments during the prior year. The amount of the award may be adjusted if, in the opinion of the Compensation Committee, additional amounts are necessary to adequately reward and retain the named executive officer.

In addition, a discretionary bonus may be awarded if, in the opinion of the Compensation Committee, additional amounts may be necessary in order to reward and/or retain the named executive officer. Such discretionary bonuses were awarded in 2009 and 2010. No discretionary bonuses were awarded in 2008.

Pursuant to his employment agreement, Mr. Brigham is entitled to receive a cash bonus in an amount not to exceed 75% of his annual base salary. For 2010, Mr. Brigham’s eligibility for non-equity incentive plan compensation and a discretionary bonus was subject to the same criteria as the other named executive officers.

For 2010, our named executive officers’ performance objectives were based upon the achievement of targeted levels of all sources total proved finding cost and growth in average daily production for the calendar year. Lower levels of success provide smaller bonuses than the higher levels. The objective is to provide a reasonable and optimal cash incentive for the named executive officers.

The targeted levels for 2010 were:

All Sources Total Proved Finding Cost Ratio (50% Factor):

All Sources	% of	Factor
Total Proved Cost/Boe	Gross Salary	Multiple	% Bonus

≥ $36.00	0%	.50	0.00%
$30.00 to $35.99	10%	.50	5.00%
$27.00 to $28.99	20%	.50	10.00%
$24.00 to $26.99	30%	.50	15.00%
$21.00 to $23.99	40%	.50	20.00%
$18.00 to $20.99	50%	.50	25.00%
$15.00 to $17.99	60%	.50	30.00%
$12.00 to $14.99	70%	.50	35.00%
$9.00 to $11.99	80%	.50	40.00%
< $9.00	90%	.50	45.00%

Average Daily Production (50% Factor):

Avg. Daily	% of	Factor
Production (Boe)	Gross Salary	Multiple	% Bonus

< 5,000	0%	.50	0.00%
5,000 to 5,833	10%	.50	5.00%
5,835 to 6,667	20%	.50	10.00%
6,668 to 7,000	30%	.50	15.00%
7,001 to 7,667	40%	.50	20.00%
7,668 to 8,000	60%	.50	30.00%
>8,000	80%	.50	40.00%

For 2010, we achieved an All Sources Total Proved Finding Cost Ratio between $9 and $11.99 and Average Daily Production of greater than 8,000 Boe. As such, the performance cash bonus equaled 80% (40% + 40%) of the named executive officer’s gross salary.

On April 7, 2011, our Compensation Committee approved performance objectives for our named executive officers based upon the achievement of targeted levels of all sources total proved finding cost and growth in average daily production for the calendar year. Lower levels of success will provide smaller bonuses than the higher levels. The objective is to provide a reasonable and optimal cash incentive for the named executive officers. Only those executive officers employed by us at the time bonuses are paid, which will be in the spring of 2012, may receive bonuses. The Compensation Committee reserves the right to revise the targeted goals for 2011 to enable us to insure that the achievement of our bonus objectives, which are based on certain levels of drilling expenditures and results, are not substantially distorted by a substantial change in expenditures relative to those currently planned. The targeted levels for 2011 are as follows:

All Sources Total Proved Finding Cost Ratio (50% Factor):

All Sources	% of	Factor
Total Proved Cost/Boe	Gross Salary	Multiple	% Bonus

≥ $35.00	0%	.50	0.00%
$25.00 to $34.99	10%	.50	5.00%
$16.00 to $24.99	20%	.50	10.00%
$14.00 to $15.99	30%	.50	15.00%
$12.00 to $13.99	40%	.50	20.00%
$10.00 to $11.99	50%	.50	25.00%
$8.00 to $9.99	60%	.50	30.00%
$6.00 to $7.99	70%	.50	35.00%
$4.00 to $5.99	80%	.50	40.00%
< $4.00	90%	.50	45.00%

Average Daily Production (50% Factor):

Avg. Daily	% of	Factor
Production (Boe)	Gross Salary	Multiple	% Bonus

< 12,500	0%	.50	0.00%
12,500 to 13,499	10%	.50	5.00%
13,500 to 14,499	20%	.50	10.00%
14,500 to 15,499	30%	.50	15.00%
15,500 to 16,499	40%	.50	20.00%
16,500 to 17,499	60%	.50	30.00%
>17,499	80%	.50	40.00%

401(k) Matching and Performance Contributions

We matched 25% of the pre-tax contributions our employees, including the named executive officers, made to our 401(k) plan between January 1, 2010 and December 31, 2010. We also made additional performance based matching contributions to our 401(k) plan upon our achievement of targeted levels of all sources total proved finding costs for the calendar year. Total contributions by the named executive officers and us did not exceed limitations imposed by law on tax-qualified 401(k) plans. The targeted levels for 2010 were:

All Sources Total Proved Finding Cost Ratio (100% Factor):

All Sources Total	% of Employee 401(K)
Proved Finding Cost/Boe	Contribution Matched

≥ $42.00	00.0%
$36.00 to $41.99	25.0%
$30.00 to $35.99	50.0%
$24.00 to $29.99	75.0%
$18.00 to $23.99	100.0%
$12.00 to $17.99	150.0%
<$12.00	200.0%

For 2010, we achieved an All Sources Total Proved Finding Cost of less than $12. As such, the 401(k) matching contributions equaled 200% of the contributions made by the named executive officers, except as limited by law.

On April 7, 2011, our Compensation Committee approved our matching 25% of the first $16,500 pre-tax contributions made by our named executive officers to their 401(k) plan between January 1, 2011 and December 31, 2011. In addition, our Compensation Committee approved our making additional performance based matching contributions to our 401(k) plan for 2011 upon our achievement of targeted levels of all sources total proved finding costs for the calendar year. The Compensation Committee reserves the right to revise the targeted goals for 2011 to enable us to insure that the achievement of our bonus objectives, which are based on certain levels of drilling expenditures and results, are not substantially distorted by a substantial change in expenditures relative to those currently planned. The targeted levels for 2011 are as follows:

All Sources Total Proved Finding Cost Ratio (100% Factor):

All Sources Total	% of Employee 401(K)
Proved Finding Cost/Boe	Contribution Matched

≥ $30.00	00.0%
$24.00 to $29.99	25.0%
$20.00 to $23.99	50.0%
$16.00 to $19.99	75.0%
$12.00 to $15.99	100.0%
$8.00 to $11.99	150.0%
<$8.00	200.0%

Matching and performance contributions to the 401(k) plan for each of our named executive officers for 2010 can be found in the Summary Compensation Table on page A-21 and are included within the All Other Compensation.

Long Term Incentive Compensation

We believe that a high level of quality long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of stock and stock-based awards. Our 1997 Incentive Plan was established to provide our employees, including our named executive officers, with incentives to help align their interests with the interests of stockholders. We have historically elected to use stock options and restricted stock as the primary long-term equity incentive vehicles. The stock options and restricted stock provide long-term incentives for our named executive officers’ performance since their value is tied directly to our stock price and provide retention incentives with delayed vesting.

Our stock compensation plans have provided the principal method for our executive officers to acquire equity in our company. The Compensation Committee believes that the vesting periods contained in the stock option and restricted stock awards made to the named executive officers provide assurance that the named executive officers will have sufficient equity holdings to provide incentive for performance. Our Compensation Committee has made an initial recommendation that we adopt stock ownership guidelines requiring each of our named executive officers to hold an amount of shares equal in value to three times their base salary. Our Compensation Committee is continuing to discuss the details and mechanics of these guidelines and once they have been prepared, plans to present them to our Board of Directors for their review.

Our 1997 Incentive Plan authorizes us to grant shares of stock options and restricted stock to purchase shares of our common stock to our employees, directors and consultants, including our named executive officers. Our Compensation Committee oversees the administration of the 1997 Incentive Plan. Equity grants are made to executive officers at the commencement of employment and generally on an annual basis thereafter. In addition, equity grants are occasionally made following a significant change in job responsibilities, subsequent to a significant accomplishment benefiting us, or to meet other special retention objectives. The Compensation Committee reviews and approves equity awards to named executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations.

On an annual basis, the Compensation Committee considers making additional awards of stock options and/or restricted stock to the named executive officers. The Compensation Committee relies on both stock option grants and restricted stock grants to provide equity incentives for the named executive officers. The Compensation Committee believes that limited grants of restricted stock are immediate compensation for the named executive officers that help provide retention incentive in the event that our stock price goes down for any reason.

The Compensation Committee granted 5,000 shares of restricted stock to each of the named executive officers on January 1, 2010. As a retention incentive, the Company has historically granted 5,000 shares of restricted stock to the each of the named executive officers on January 1 of each year. These yearly grants insure that each named executive officer continually has 5,000 shares of restricted stock vesting on January 1 of each year. In line with this practice, the Compensation Committee also granted 5,000 shares of restricted stock to each of the named executive officers on January 1, 2011.

The Compensation Committee granted an aggregate of 17,793 shares of restricted stock to each of the named executive officers on March 9, 2010 as part of a discretionary bonus. The Compensation Committee also granted an aggregate of 71,856 shares of restricted stock to each of the named executive officers on March 16, 2011 as a discretionary bonus.

The Compensation Committee granted options to purchase 100,000 shares of stock to each of our named executive officers on April 29, 2010.

The stock option and restricted stock awards typically vest incrementally over a five-year period or cliff vest at the end of the five-year period. The stock options generally expire between seven and ten years after the date of grant. The exercise prices for the stock options are set at the average of the high and low sales prices on the date of the grant. Neither stock option nor restricted stock awards are dated prior to the date of the Compensation Committee approval of the grant.

The aggregate grant date fair value of stock options and restricted stock for calendar year 2010 is set forth in the Summary Compensation Table on the following page and the number of stock options and shares of restricted stock granted to the named executive officers in calendar year 2010 are set forth in the Grants of Plan Based Awards Table on page A-22.

Perquisites

Pursuant to our Chief Executive Officer’s employment agreement, we purchase life and long-term disability insurance for Mr. Brigham in addition to the life and long-term disability provided to all other employees, including the named executive officers.

The dollar value of the premiums paid for the additional life and long-term disability insurance for Mr. Brigham are set forth in the Summary Compensation Table below.

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by our named executive officers for the fiscal years ended December 31, 2010, 2009, and 2008.

Summary Compensation Table
For Fiscal Years Ending December 31, 2010, 2009, and 2008

						Non-Equity
				Stock	Option	Incentive Plan	All Other
		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Name & Principal Position	Year	($)	($)	($)(a)	($)(a)	($)	($)(b)	($)

Ben M. Brigham	2010	$436,257	$204,598	$169,903	$1,254,000	$349,005	$36,435	$2,450,198
Chief Executive Officer,	2009	349,346	56,000	339,675	476,800	—	8,694	1,230,515
President and Chairman of	2008	405,132	—	36,875	203,200	—	9,328	654,535
the Board
Eugene B. Shepherd, Jr.	2010	$306,873	$115,135	$125,227	$1,254,000	$245,498	$33,923	$2,080,656
Executive Vice President	2009	245,738	57,365	245,358	458,100	—	4,125	1,010,686
and Chief Financial Officer	2008	284,979	—	36,875	203,200	—	3,875	528,929
David T. Brigham	2010	$259,772	$97,463	$116,400	$1,254,000	$207,817	$33,923	$1,969,375
Executive Vice President —	2009	208,020	37,397	210,383	425,200	—	4,125	885,125
Land and Administration	2008	241,238	—	36,875	203,200	—	3,875	485,188
Jeffery E. Larson	2010	$243,502	$91,359	$113,356	$1,254,000	$194,801	$37,322	$1,934,340
Executive Vice President —	2009	194,992	35,681	195,908	369,034	—	4,125	799,740
Exploration	2008	225,794	—	36,875	203,200	—	6,319	472,188
A. Lance Langford	2010	$250,902	$94,135	$114,743	$1,254,000	$200,721	$33,923	$1,948,424
Executive Vice President —	2009	200,917	36,462	202,589	411,700	—	4,125	855,793
Operation	2008	232,655	—	36,875	203,200	—	5,793	478,523

(a)	The grant date fair value is determined in accordance with FASB ASC Topic 718. The grant date fair value of restricted shares is determined by the mean of the high and low sales prices on the date of grant. An option pricing model is used to determine the fair value of option awards.

(b)	All Other Compensation includes the 401(k) match outlined in above 401(k) Matching and Performance Contributions. Each of the Named Executive Officers’ All Other Compensation for 2010 includes $33,923 in 401(k) matching contributions. All Other Compensation for 2010 also includes $2,512 of insurance premiums for Ben M. Brigham and di minimis perquisites of $3,399 for Jeffery E. Larson. All Other Compensation for 2009 includes $4,125 in 401(k) matching contributions. All Other Compensation for 2009 also includes $4,569 of insurance premiums for Ben M. Brigham. Each of the Named Executive Officers’ All Other Compensation for 2008 includes $3,875 in 401(k) matching contributions, which is comprised of the base 25% contribution. All Other Compensation for 2008 also includes $2,072 of insurance premiums paid by us and di minimis perquisites of $3,381 for Ben M. Brigham, $1,918 for A. Lance Langford and $2,444 for Jeffery E. Larson.

Grant of Plan Based Awards

The table below summarizes all grants of plan based awards made during 2010.

2010 Grants of Plan Based Awards

		All Other	All Other
		Stock	Option
		Awards:	Awards:	Exercise or
		Number of	Number of	Base Price	Closing	Grant Date Fair
		Shares of	Securities	of Option	Price on	Market Value of
		Stock or	Underlying	Awards	Grant Date	Stock and
		Units	Options	($/Share)	($/Share)	Option Awards
Name	Grant Date	(#)	(#)	(b)	(c)	($)(d)

Ben M. Brigham	1/1/2010	5,000			$13.55	$67,750
	3/9/2010	6,041			$16.89	102,153
	4/29/2010		100,000	$19.12	$19.40	1,254,000
Eugene B. Shepherd, Jr.	1/1/2010	5,000			$13.55	$67,750
	3/9/2010	3,399			$16.89	57,477
	4/29/2010		100,000	$19.12	$19.40	1,254,000
David T. Brigham	1/1/2010	5,000			$13.55	$67,750
	3/9/2010	2,877			$16.89	48,650
	4/29/2010		100,000	$19.12	$19.40	1,254,000
Jeffery E. Larson	1/1/2010	5,000			$13.55	$67,750
	3/9/2010	2,697			$16.89	45,606
	4/29/2010		100,000	$19.12	$19.40	1,254,000
A. Lance Langford	1/1/2010	5,000			$13.55	$67,750
	3/9/2010	2,779			$16.89	46,993
	4/29/2010		100,000	$19.12	$19.40	1,254,000

(a)	We do not maintain equity incentive plans based on incentive thresholds. See All Other Stock Awards for inclusion of restricted stock awards.

(b)	Option exercise price is equal to the mean between the high and low sales prices on the date of grant. If the market is closed on the grant date, the mean of the prior trading day’s high and low prices is used.

(c)	If the market is closed on the grant date, the closing price from the prior trading day is reported.

(d)	The grant date fair value is determined in accordance with FASB ASC Topic 718. The grant date fair value of restricted shares is determined by the mean of the high and low sales prices on the date of grant. An option pricing model is used to determine the fair value of option awards.

Outstanding Equity Awards

The following table sets forth the outstanding equity awards of our named executive officers at December 31, 2010.

Outstanding Equity Awards
At Fiscal Year End December 31, 2010

	Option Awards						Stock Awards
											Equity
											Incentive
											Plan
											Awards:
				Equity						Equity	Market or
				Incentive						Incentive Plan	Payout
				Plan						Awards:	Value of
				Awards:					Market	Number of	Unearned
	Number of	Number of		Number of			Number of		Value of	Unearned	Shares,
	Securities	Securities		Securities			Shares or		Shares or	Shares, Units	Units or
	Underlying	Underlying		Underlying			Units of		Units of	or Other	Other
	Unexercised	Unexercised		Unexercised	Option		Stock That		Stock That	Rights That	Rights That
	Options	Options		Unearned	Exercise	Option	Have Not		Have Not	Have Not	Have Not
	(#)	(#)		Options	Price	Expiration	Vested		Vested	Vested	Vested
Name	Exercisable	Unexercisable		(#)	($)	Date	(#)		($)	(#)	($)

Ben M. Brigham	16,000	24,000	(b)	$5.08		10/10/2015	35,000	(f)	953,400
	20,000	80,000	(c)	2.20		4/22/2019	6,041	(g)	164,557
	68,000	272,000	(d)	5.95		8/10/2019
		100,000	(e)	19.12		4/29/2020
Eugene B. Shepherd, Jr.	56,000	14,000	(a)	$6.145		9/14/2013	35,000	(f)	953,400
	16,000	24,000	(b)	5.08		10/10/2015	3,339	(g)	92,589
	20,000	80,000	(c)	2.20		4/22/2019
	54,000	216,000	(d)	5.95		8/10/2019
		100,000	(e)	19.12		4/29/2020
David T. Brigham		12,000	(a)	$6.145		9/14/2013	35,000	(f)	953,400
		24,000	(b)	5.08		10/10/2015	2,877	(g)	78,369
	20,000	80,000	(c)	2.20		4/22/2019
	46,000	184,000	(d)	5.95		8/10/2019
		100,000	(e)	19.12		4/29/2020
Jeffery E. Larson	2,000	12,000	(a)	$6.145		9/14/2013	35,000	(f)	953,400
		24,000	(b)	5.08		10/10/2015	2,697	(g)	73,466
		80,000	(c)	2.20		4/22/2019
		129,100	(d)	5.95		8/10/2019
		100,000	(e)	19.12		4/29/2020
A. Lance Langford	4,000	12,000	(a)	$6.145		9/14/2013	35,000	(f)	953,400
	8,000	24,000	(b)	5.08		10/10/2015	2,779	(g)	75,700
		80,000	(c)	2.20		4/22/2019
		168,000	(d)	5.95		8/10/2019
		100,000	(e)	19.12		4/29/2020

(a)	These options vested on September 14, 2011.

(b)	One-third of these options vested on October 10, 2011 and will vest on each of October 10, 2012 and October 10, 2013.

(c)	Twenty-five percent of these options vested on April 22, 2011 and will vest on each of April 22, 2012, April 22, 2013 and April 22, 2014.

(d)	Twenty-five percent of these options vested on August 10, 2011 and will vest on each of August 10, 2012, August 10, 2013 and August 10, 2014.

(e)	Twenty percent of these options vested on April 29, 2011 and will vest on each of April 29, 2012, April 29, 2013, April 29, 2014 and April 29, 2015.

(f)	5,000 shares vest on January 1st of each of the next five years and 5,000 shares vested on September 10, 2011 and will vest on September 10, 2012.

(g)	These shares vested January 1, 2011.

Options Exercised and Stock Vested

The number and value of options and stock acquired by our named executive officers in 2010 are set forth in the following table.

Options Exercised and Stock Vested

	Option Awards		Stock Awards
			Number of
	Number of Shares	Value Realized	Shares Acquired	Value Realized
	Acquired on Exercise	on Exercise	on Vesting	on Vesting
Name	(#)	($)	(#)	($)

Ben M. Brigham	—	—	10,000	154,050
Eugene B. Shepherd, Jr.	150,000	2,071,766	10,000	154,050
David T. Brigham	64,000	1,118,965	10,000	154,050
Jeffery E. Larson	81,737	1,019,807	10,000	154,050
A. Lance Langford	129,000	1,762,475	10,000	154,050

Post Termination Compensation

Accelerated Vesting of Stock Options and Restricted Stock

Change of Control Agreements

Each of the named executive officers, other than Ben M. Brigham, has entered into a separate Change of Control Agreement with us providing for automatic vesting of all stock options held by the named executive officer upon the occurrence of a Change of Control and execution of a general release in our favor.

A Change of Control will generally be deemed to have occurred if (A) any “affiliates” and “associates” of a person, together with any nominees or appointees of such person (other than Ben or Anne Brigham, us or any entity or plan established by us) constitute at least 51% of members of our Board of Directors, (B) our stockholders approve a transaction with respect to which persons who were our stockholders immediately prior to such transaction do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors, (C) we sell, lease or exchange or agree to sell, lease or exchange all or substantially all of our assets and following such transaction we do not continue our business following substantially the same business plan or we are to be dissolved and liquidated or (D) any person becomes the beneficial owner directly or indirectly, of our securities representing in the aggregate 50% or more of either the then outstanding shares of common stock or the voting securities, in either such case other than solely as a result of acquisitions of such securities directly from us.

Chief Executive Officer Employment Agreement

Pursuant to Mr. Brigham’s Employment Agreement, upon termination by him for Good Reason or by us other than upon his death or disability or for Cause, all unvested stock options and shares of restricted stock held by Mr. Brigham shall vest. Cause is generally defined as (A) the willful and continued failure to substantially perform his duties or (B) the willful engaging in misconduct which is materially injurious to us, monetarily or otherwise. Good Reason is generally defined as (A) a material breach by us of the Employment Agreement, or (B) a material diminution of Mr. Brigham’s authority, duties, or responsibilities.

Restricted Stock Agreements

Death

Upon a named executive officer’s termination of employment due to death, any shares of restricted stock held by the named executive officer that have not vested shall be deemed to have vested as of the date of the named executive officer’s death.

Disability or Just Cause

A portion of any unvested shares of restricted stock held by a named executive officer shall vest upon his termination of employment due to a Disability or involuntary termination of the named executive officer by us for reasons other than Just Cause. Disability is generally deemed to have occurred if, in the good faith judgment of the Compensation Committee, the named executive officer has become unable to continue the proper performance of his duties on a full-time basis as a result of his physical or mental incapacity. Just Cause generally includes conduct by the named executive officer that constitutes willful misconduct or gross negligence in the performance of his duties; fraud, dishonesty, or a criminal act; embezzlement of funds or misappropriation of other property, any act or conduct that, in the good faith opinion of the Board of Directors or the President, is materially detrimental to us or reflects unfavorably on us or the named executive officer to such an extent that our best interests reasonably require the named executive officer’s discharge.

Upon such an event, a ratable portion of the number of restricted shares held by the named executive officer that were due to vest next will be deemed to have vested. The ratable portion shall be determined by multiplying the number of shares that were due to vest next by a fraction with a numerator equal to the number of full months which have then elapsed since the last date of termination of a restricted period and a denominator equal to the total number of months between the last date of termination of a restricted period and the next scheduled termination date, and rounding to the closest whole number. The restricted period applicable to such ratable portion shall terminate.

Fundamental Change or Change of Control

If either (A) Ben M. Brigham is no longer both the Chief Executive Officer and Chairman of the Board, or (B) any person becomes the beneficial owner, directly or indirectly, of our securities representing in the aggregate forty-nine percent (49%) or more of either the then outstanding shares of our common stock or our voting power, in either such case, and the named executive officer’s employment is involuntarily terminated within two years, then immediately upon such termination, any unvested restricted shares shall vest fully.

The following table summarizes the number and value of restricted shares that vest upon a fundamental change or change in control. Value is calculated using a year-end market price of $27.24 per share.

		Value of Shares
	Restricted Shares that	Realized Upon
	Vest Upon Change of	Change of
	Control	Control
Name	(#)	($)

Ben M. Brigham	41,041	$1,117,957
Eugene B. Shepherd, Jr.	38,399	1,045,989
David T. Brigham	37,877	1,031,769
Jeffery E. Larson	37,697	1,026,866
A. Lance Langford	37,779	1,029,100

Stock Option Agreements

Death, Disability and Certain Terminations

Upon a named executive officer’s termination of employment due to death or disability or involuntary termination by us for reasons other than fraud, dishonesty or other acts that our Board of Directors determines are materially detrimental to us, a portion of any unvested stock options held by a named executive officer shall vest.

Upon such an event, a ratable portion of the number of stock options held by the named executive officer that were due to vest next will be deemed to have vested. The ratable portion shall be determined by multiplying the number of stock options that were due to vest next by a fraction with a numerator equal to the number of full months which have then elapsed since the last vesting date and a denominator equal to the total number of months between the last vesting date and the next scheduled vesting date, and rounding to the closest whole number.

Fundamental Change

If as a result of any merger or acquisition transaction involving the issuance or redemption of our equity interests, more than 50% of such equity interests is owned by a party other than certain of our affiliates, then immediately prior to such event, all unvested stock options will vest.

The following table summarizes the number and value of options for which vesting is accelerated upon a fundamental change. Value is calculated using the year-end market price of $27.24 per share less the exercise price times the number of options. Options that are out of the money are not included for valuation purposes.

	Number of Securities
	Underlying Options		Value of Options
	Vesting Upon		Realized Upon
	Fundamental	Option Exercise	Change of
	Change of Control	Price	Control
Name	(#)	($)	($)

Ben M. Brigham	24,000	$5.080	$531,840
	80,000	$2.200	$2,003,200
	272,000	$5.955	$5,789,520
	100,000	$19.118	$812,200

Total			$9,136,760
Eugene B. Shepherd, Jr.	14,000	$6.145	$295,330
	24,000	$5.080	$531,840
	80,000	$2.200	$2,003,200
	216,000	$5.955	$4,597,560
	100,000	$19.118	$812,200

Total			$8,240,130
David T. Brigham	12,000	$6.145	$253,140
	24,000	$5.080	$531,840
	80,000	$2.200	$2,003,200
	184,000	$5.955	$3,916,440
	100,000	$19.118	$812,200

Total			$7,516,820
Jeffery E. Larson	12,000	$6.145	$253,140
	24,000	$5.080	$531,840
	80,000	$2.200	$2,003,200
	129,100	$5.955	$2,747,894
	100,000	$19.118	$812,200

Total			$6,348,274
A. Lance Langford	12,000	$6.145	$253,140
	24,000	$5.080	$531,840
	80,000	$2.200	$2,003,200
	168,000	$5.955	$3,575,880
	100,000	$19.118	$812,200

Total			$7,176,260

Severance Benefits

The following sections describe severance benefits that would be payable to our executive officers in certain circumstances under agreements in effect as of December 31, 2010. See the Schedule 14D-9 for information about additional benefits payable under new agreements entered into in connection with the Merger Agreement.

Change of Control Agreements

The Change of Control Agreements provide for certain severance benefits for named executive officers, other than the Chief Executive Officer, following a Change of Control and the occurrence of a Termination

Event. A Termination Event is defined as either termination of employment by us without Cause or termination by the named executive officer with Good Reason.

Cause is generally defined as (A) the named executive officer’s conviction of, or plea of nolo contendere to, any felony of theft, fraud, embezzlement or violent crime causing substantial harm to us or our affiliates, (B) the willful and continued failure by the named executive officer to substantially perform his duties or (C) the willful engaging by the named executive officer in misconduct which is materially injurious to our interests.

Good Reason is generally defined as (A) a material dimunition in the nature or scope of the named executive officer’s duties from those immediately prior to the date on which a Change of Control occurs, (B) a material diminution in the named executive officer’s base compensation from that provided immediately prior to the date on which the Change of Control occurs, (C) any required relocation of the named executive officer of more than fifty miles from the location where the named executive officer was based and performed services immediately prior to the date on which the Change of Control occurs.

Provided the named executive officer executes a general release in our favor, the severance benefits payable following a Change of Control and Termination Event include (A) the payment of a sum equal to two times the named executive officer’s annual base salary and cash bonuses, (B) continued participation in our life and disability insurance plans for a period of 18 months or if earlier, until such time as the named executive officer obtains other employment, (C) continued participation in our health benefit plans as long as such coverage is nontaxable and until such time as the named executive officer obtains other employment and (D) for a period of five years, payment of all reasonable legal fees and expenses incurred by the named executive officer in seeking to obtain or enforce any right or benefit under the Change of Control Agreement.

Additionally, if in our determination, the total sum of (i) the payments and benefits to be paid or provided to a named executive officer under the Change of Control Agreement are considered to be “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986 (the “Code”) and (ii) any other payments and benefits which are considered to be “parachute payments,” to be paid or provided to a named executive officer (the “Total Amount”) exceed the amount such named executive officer can receive without having to pay excise tax with respect to all or any portion of such payments or benefits under Section 4999 of the Code, then the amount payable to the named executive officer shall be reduced to the greater of zero or the highest amount which will not result the named executive officer having to pay excise tax with respect to any payments and benefits under Section 4999 of the Code (the “Reduced Amount”); provided, however, that in the event that the Reduced Amount minus any and all applicable federal, state and local taxes is less than the Total Amount minus any and all applicable federal, state and local taxes, then the reduction of the amount payable to the named executive officer shall not be made.

Chief Executive Officer Employment Agreement

Ben M. Brigham’s Employment Agreement provides for severance benefits in the event that he terminates his own employment with us for Good Reason or if we terminate his employment other than upon his death or disability or for Cause. The severance benefits to be to paid to Mr. Brigham include (i) a sum equal to (A) the amount of his annual base salary that he would have received during the remainder of his employment term under the Employment Agreement, plus (B) an amount equal to the average annual bonus received during the immediately preceding two years, multiplied by the number of years (with portions of a year expressed as a fraction) in the remainder of his employment term, (ii) immediate vesting of all previously granted and outstanding restricted stock and options, (iii) continuation of life insurance coverage pursuant to Mr. Brigham’s Employment Agreement for 20 years following his termination, and (iv) continued participation in medical and dental benefit plans maintained by the Company as of his termination (if Mr. Brigham was participating in such Company-maintained plans as of the date of his termination of employment), provided that such coverage is either nontaxable or otherwise exempt from Section 409A of the Code. Mr. Brigham’s Employment Agreement contains an automatic revolver such that there will never be less than three years left in its term.

The following table summarizes the severance, health and life and disability benefits payable to our named executive officers following a Change in Control and Termination Event and to our Chief Executive Officer if we terminate for Good Reason or other than Cause.

Potential Post-Employment Severance Payments
At December 31, 2010

	Estimated		All Other
	Severance Pay	Health Benefits	Benefits	Total
Name	($)	($)(a)	($)(a)	($)

Ben M. Brigham	$2,239,534	$25,151	$896	$2,265,581
Eugene B. Shepherd, Jr.	621,417	25,151	896	647,464
David T. Brigham	526,037	25,151	896	552,084
Jeffery E. Larson	493,092	25,151	2,057	520,300
A. Lance Langford	508,076	25,151	896	534,123

(a)	Health and All Other Benefits calculated using the name executive officers benefit elections in place as of December 31, 2010.

Income Tax Considerations

Section 162(m) of the Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the three other most highly compensated executive officers (other than our principal financial officer) who are employed by the corporation on the last day of the taxable year, but does allow a deduction for “performance-based compensation” as defined by the Code. We believe that the stock option awards under the 1997 Incentive Plan qualify as performance-based compensation and are not subject to any deductibility limitations under Code Section 162(m). However, salary and bonuses paid to the executive officers and restricted stock grants made pursuant to the 1997 Incentive Plan are not exempt from this limit.

We consider deductibility in the design and administration of our other executive compensation plans and programs. However, we believe that it is in our best interests and the best interest of our stockholders that we retain flexibility and discretion to make compensation awards, whether or not deductible, when such awards are consistent with our strategic goals.

Section 280G of the Code limits the tax deductibility by corporations of amounts paid to certain persons that are treated as excess parachute payments. Excess parachute payments are also subject to an excise tax payable by the recipient of such payments. Parachute payments arise with regard to payments made to executives in connection with a transaction that gives rise to a change in the ownership or effective control of us or in the ownership of a substantial portion of our assets. Parachute payments become excess parachute payments if the total amount of such payments exceeds a certain threshold amount. Examples of types of payments that could give rise to parachute payments are accelerated vesting of stock options and restricted stock upon a change of control and severance payments made upon termination of employment in connection with a change of control.

Director Compensation

In 2010, non-employee directors received an annual retainer of $23,000 and $2,500 per meeting attended in person or $1,000 per meeting attended by phone. The Chairman of the Audit Committee received an annual retainer of $10,500 and other members of the Audit Committee received a $5,000 annual retainer. The Chairman of the Compensation Committee received an annual retainer of $5,200 and other members of the committee received a $4,000 annual retainer. Members of committees receive $1,100 per meeting attended in person or by phone. For 2011, non-employee directors will receive an annual retainer of $39,000, the Chairman of the Audit Committee will receive an annual retainer of $15,000 and the Chairman of the

Compensation Committee will receive an annual retainer of $10,000. All other retainers and meeting fees will remain unchanged.

Pursuant to our 1997 Director Stock Option Plan, each newly elected non-employee director is granted an option to purchase 20,000 shares of our common stock. In addition, each non-employee director receives an option to purchase 10,000 shares of our common stock on December 31 of each year. The options under the plan are granted at fair market value on the grant date and become exercisable, subject to certain conditions, in five equal annual installments on the first five anniversaries of the grant date. In the event any person will become the beneficial owner of more than 49% of our equity interests, then immediately prior to such event, all unvested stock options will vest.

The following table summarizes the annual compensation for our non-employee directors during 2010. Messrs. Ben M. “Bud” Brigham and David T. Brigham are employee directors and did not receive any additional compensation for their service on our Board of Directors.

Director Compensation Table
For Fiscal Year-Ending December 31, 2010

					Change in Pension
	Fees				Value and Non-
	Earned or			Non-Equity	Qualified Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)(a)	($)	($)	($)	($)

Harold D. Carter	$55,900	$—	$178,300	$—	$—	$—	$234,200
Stephen C. Hurley	62,700	—	178,300	—	—	—	241,000
Stephen P. Reynolds	53,000	—	178,300	—	—	—	231,300
Hobart A. Smith	54,700	—	178,300	—	—	—	233,000
Scott W. Tinker	50,000	—	178,300	—	—	—	228,300

(a)	The grant date fair value is determined in accordance with FASB ASC Topic 718. The grant date fair value of restricted shares is determined by the mean of the high and low sales prices on the date of grant. An option pricing model is used to determine the fair value of option awards.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below provides information concerning (i) the only persons known by us, based upon statements filed by such persons pursuant to Section 13(d) or 13(g) and/or Section 16 of the Exchange Act, to own beneficially in excess of 5% of the common stock as of October 27, 2011, and (ii) the shares of common stock beneficially owned, as of October 27, 2011, by each current director, each executive officer listed in the Summary Compensation Table on page A-21, and all current directors and executive officers as a group. Except as indicated, each individual has sole voting power and sole investment power over all shares listed opposite his name.

	Shares
	Beneficially	Options
	Owned	Exercisable	Total Shares
	Excluding	Within	Beneficially	Percent
	Options	60 days	Owned(a)	of Class

Directors and Executive Officers(b):
Ben M. Brigham(c)	2,089,512	220,000	2,309,512	1.90%
David T. Brigham(d)	153,507	172,000	325,507	*
A. Lance Langford	70,833	114,000	184,833	*
Jeffery E. Larson(e)	45,037	94,275	139,312	*
Eugene B. Shepherd, Jr.	164,376	262,000	426,376	*
Harold D. Carter(f)	349,393	56,000	405,393	*
Stephen C. Hurley	31,500	56,000	87,500	*
Stephen P. Reynolds	133,777	46,000	189,777	*
Hobart A. Smith	52,614	56,000	108,614	*
Scott W. Tinker	1,500	26,000	27,500	*

All current directors and executive officers as a group (10 persons)	3,092,049	1,102,275	4,204,324	3.45%

*	Represents less than 1%

(a)	According to SEC rules, beneficial ownership includes shares as to which the individual or entity has voting power or investment power and any shares that the individual has the right to acquire within 60 days of the date of this table through the exercise of any stock option or other right.

(b)	Unless otherwise indicated, the business address of each director and executive officer is 6300 Bridge Point Parkway, Building Two, Suite 500, Austin, Texas 78730.

(c)	Shares beneficially owned include 881,534 shares owned by Ben M. Brigham and 648,740 owned by Anne L. Brigham, 3,482 shares owned by Brigham Parental Trust I (of which Mr. and Mrs. Brigham are the trustees and which is for the benefit of Ben Brigham’s mother), 1,106 shares owned by Brigham Parental Trust II (of which Mr. and Mrs. Brigham are the trustees and which is for the benefit of Anne Brigham’s parents), 147,500 shares owned by the 2005 Brigham Family Revocable Trust, 159,425 shares owned by the Ben M. Brigham Grat U/a November 26, 2008 Trust, 159,425 shares owned by the Anne L. Brigham Grat U/a November 26, 2008 Trust, and 88,400 shares held by David T. Brigham, as custodian for each of Mr. and Mrs. Brigham’s five children.

(d)	Shares beneficially owned include 88,400 shares held as a custodian for the children of Ben M. Brigham and Anne L. Brigham.

(e)	Includes 270 shares owned by Mr. Larson’s spouse.

(f)	Shares beneficially owned included 49,300 shares owned by Harold D. Carter and 300,393 shares owned by a family partnership.

The shares of common stock shown as being beneficially owned by the persons and group in the table above do not include shares subject to unvested stock options or shares of restricted stock that do not vest by their terms within 60 days of the date of this table. The vesting of all such unvested stock options and shares of restricted stock will be accelerated, and such stock options and restricted stock will vest in full, immediately prior to the Acceptance Time, as described in Item 3 of the Schedule 14D-9 under the caption “Arrangements between the Company and its Executive Officers, Directors and Affiliates — Effect of the Offer and the Merger Agreement on Equity Awards.”

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of our outstanding common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Directors, officers and more than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the year ended December 31, 2010, all of our directors, officers and persons who owned more than 10% of our outstanding common stock complied with all applicable Section 16(a) filing requirements, except as follows: (1) Mr. Lance Langford filed one late Form 4, containing one transaction not reported on a timely basis, and (2) Mr. Eric Sigsbey filed one late Form 4, containing one transaction not reported on a timely basis.

TRANSACTIONS WITH RELATED PERSONS

In the ordinary course of our business, we purchase products or services from, or engage in other transactions with, various third parties. Occasionally, these transactions may involve entities that are affiliated with one or more members of our Board of Directors. When they occur, these transactions are conducted in the ordinary course of business and on an arms-length basis. We adopted a Related Party Transaction Policy by unanimous consent of the Board of Directors on January 29, 2008. Under the Related Party Transaction Policy, the Audit Committee will review and approve or ratify any related person transaction that is required to be disclosed. This review will include the following:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

•	any other matters deemed appropriate.

Any director who is a related person with respect to a transaction under review will not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such director will be counted in determining the presence of a quorum at the meeting where the transaction is considered.

In connection with land work necessary for certain of our 3-D exploration, drilling and development operations, we engage Brigham Land Management (BLM), an independent company owned and managed by Vincent M. Brigham, a brother of Ben M. Brigham, who is our Chief Executive Officer, President and Chairman of the Board, and David T. Brigham, who is a director and our Executive Vice President-Land and Administration. During 2010, we compared rates charged by BLM against the rates being charged by other consulting field land brokers and found BLM’s rates to be consistent with others being charged in the industry. During 2010, we incurred costs charged by BLM of approximately $9.7 million. Other participants in our exploration and development projects reimbursed us for a portion of these amounts. At December 31, 2010, we owed BLM $1,000.

STOCKHOLDER PROPOSALS

If the transactions contemplated by the Merger Agreement are not consummated, it is contemplated that the Annual Meeting of Stockholders in 2012 will take place during the fourth week of May or the first week in June 2012. Stockholder proposals for inclusion in our proxy materials for the Annual Meeting of Stockholders in 2012 must be received at our principal executive office in Austin, Texas, addressed to the Corporate Secretary of Brigham Exploration Company, not later than January 21, 2012.

With respect to stockholder proposals which are not intended to be included in our proxy materials, our bylaws provide that notice of any such stockholder proposal nominating persons for election to the Board of Directors must be received at our principal executive office not later than 90 days prior to the Annual Meeting of Stockholders; and all other stockholder proposals must be received not less than 60 nor more than 120 days prior to the meeting.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Stockholders may communicate with the members of our Board of Directors by submitting correspondence to our Corporate Secretary, Attention: Name of Board Member, Brigham Exploration Company, 6300 Bridge Point Parkway, Building Two, Suite 500, Austin, Texas, 78730.

ANNEX B

October 16, 2011

Board of Directors
Brigham Exploration Company
6300 Bridge Point Parkway
Austin, Texas 78730

Members of the Board of Directors:

We understand that Brigham Exploration Company (the “Company”), Statoil ASA (“Parent”) and Fargo Acquisition Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Merger Sub will commence a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) for $36.50 in cash (the “Offer Price”) and (ii) Merger Sub will subsequently merge with and into the Company (the “Merger” and, together with the Tender Offer, the ‘‘Transaction”). Pursuant to the Merger, the Company will become a wholly-owned subsidiary of Parent, and each outstanding share of Common Stock, other than shares held by Parent, Merger Sub or the Company or any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company or as to which dissenters’ rights have been perfected, will be converted into the right to receive the Offer Price. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Offer Price to be received by holders of shares of Common Stock in the Tender Offer and the Merger is fair, from a financial point of view, to the holders of shares of Common Stock.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated October 16, 2011 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)	reviewed certain information furnished to us by the management of Company, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant;

(vii)	performed a discounted cash flow analysis, based on projections provided by the management of the Company, to analyze the present value of the future unlevered cash flow streams that the management of the Company expects to generate;

(viii)	reviewed certain proved oil and gas reserve data as of December 31, 2010 furnished to us by the Company and available in the Company’s public filings; and

(ix)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of the management of the Company as to the future financial performance of the Company. We express no opinion as to the financial forecasts provided to us by the Company or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions that exist and can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and the Board of Directors of the Company (the ‘‘Board of Directors”), including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction.

It is understood that our opinion is for the use and benefit of the Board of Directors in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender shares of Common Stock pursuant to the Tender Offer or how any holder of shares of Common Stock should vote with respect to the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction, whether relative to the Offer Price or otherwise. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financial advisory and financing services to both the Company and Parent, including providing financial advisory services and advice to Parent in connection with dispositions and acquisitions of assets, and may continue to do so and have received, and may receive, fees for the rendering of such services. We maintain a market in the securities of the Company (but not Parent), and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be received by holders of shares of Common Stock in the Tender Offer and the Merger is fair, from a financial point of view, to the holders of shares of Common Stock.

Very truly yours,

JEFFERIES & COMPANY, INC.